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03050463

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Continental

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1357 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 5/7/03

ARRIVING SAFELY AND COMFORTABLY | ANNUAL REPORT 2002

CONTINENTAL DIVISIONS

Sales by division

in millions of €	2002	2001
Continental Automotive Systems	4,568.3	3,985.7
Passenger Tires	3,777.5	4,016.5
Commercial Vehicle Tires	1,310.9	1,319.9
ContiTech	1,764.3	1,768.1

EBITA by division

in millions of €	2002	2001
Continental Automotive Systems	311.9	184.9
Passenger Tires	184.6	- 143.1
Commercial Vehicle Tires	92.9	- 89.7
ContiTech	141.5	122.0

CONTINENTAL CORPORATION

in millions of €	2002	2001	2000	1999	1998
Sales	11,408.3	11,233.3	10,115.0	9,132.2	6,743.2
EBITA[1]	694.3	32.8	533.0	607.3	397.7
Consolidated net income/loss for the year	226.0	- 257.6	204.7	234.7	138.2
Dividends	58.6[2]	–	64.1	58.8	47.0
Cash flow	919.0	666.5	866.3	849.7	567.0
Capital expenditure on property, plant and equipment	581.2	704.9	682.8	581.5	416.3
Amortization and depreciation[3]	670.3	891.3	654.7	576.5	395.7
Shareholders' equity	1,715.2	1,546.7	1,844.1	1,760.6	1,329.1
Equity ratio in %	20.9	17.2	24.2	23.8	19.6
Employees at the end of the year[4]	64,379	65,293	63,832	62,155	62,357
Share price (high) in €	19.53	19.45	20.94	26.95	31.85
Share price (low) in €	11.72	9.68	15.85	17.99	16.75

[1] Earnings before interest, taxes and regular goodwill amortization

[2] Subject to the approval of the Annual Shareholders' Meeting on May 23, 2003

[3] Excluding write-downs of investments

[4] Excluding trainees



ARRIVING SAFELY AND COMFORTABLY.

To feel safe and secure is one of our basic needs. So is individual mobility. We make safety mobile and mobility safer, not to mention more comfortable as well. Continental brings driving dynamics and driving comfort to the roads. We increase your safety in traffic.

To Our Shareholders

Company Profile

Management Report

Consolidated Financial Statements

Further Information



Increasing safety. By networking our tires and braking technology with electronics and sensor expertise, we look and think ahead. We optimize the way automobiles drive to improve your handling safety.

INTELLIGENCE | TAKING EACH CURVE SAFELY.



DEAR SHAREHOLDERS,

2002 was for many units the most successful fiscal year in the history of the Company. What is especially pleasing is that we achieved this performance in a difficult economic environment. Consolidated sales rose 1.6% to € 11.4 billion. This was primarily generated by the Continental Automotive Systems division. ContiTech generated both the highest return on sales and the highest return on capital of all divisions, while the truck tire business in Europe posted positive earnings for the first time and our tire dealers business – a problem for many years – broke even. Consolidated operating results (EBITA) were € 694 million, after last year's performance of € 33 million, which was impacted by restructuring costs of € 468 million. All divisions contributed to this increase.

All divisions contributed to increased earnings.

As well as improving our earnings performance, we have also kept our promise and reached our second major goal of reducing indebtedness. We have been able to reduce our net indebtedness by € 702 million to € 1,899 million. Gearing, the ratio between shareholders' equity and debt, was reduced from 168% to 111%. After not distributing a dividend for fiscal year 2001, we will propose a dividend for 2002 of € 0.45 per share to the Annual Shareholders' Meeting. Continental's stock outperformed comparative indices, beating the DAX by some 44% in 2002.

Financial liabilities reduced substantially.

Successful restructuring of tire factories | The restructuring of our tire factories, which began in 2001 and included the closure of five production sites, was largely completed in 2002. The success of these measures is particularly evident in the truck tire area. The turnaround in Europe is achieved. Our Puchov factory in Slovakia is now the largest and most modern truck tire factory in Europe. Capacity for passenger tires in Rumania, Czech Republic, and Portugal had already been expanded in previous years. We have also achieved our goal of manufacturing at least 50% of European passenger and truck tire production at low-cost locations.

Passenger tires in NAFTA region post losses | The passenger tire business in the NAFTA region was difficult. Although the healthy business in Europe more than offset losses in the USA and Mexico, we are not satisfied with the progress in the region. We therefore started the necessary steps for our American Passenger Tire operations to generate profits in the medium term. Our initial assessment of the situation was too optimistic and we need more time to achieve a sustained improvement. Building on our success in Europe, we will increasingly invest in low-cost areas in the NAFTA region, adopt a multi-brand strategy and launch new products that have already been proven to be successful in Europe.

Necessary measures initiated on the American market.

Cooperations and acquisitions | We acquired the remaining shares in Temic in April 2002, thus taking an important step towards its full integration in the Continental Corporation. Continental Temic is developing successfully: the operating profit exceeded both last year's figures and our forecasts.

In October 2002, we signed a contract with Moscow Tyre Plant (MTP) to set up a company to produce and market passenger and light truck tires in Moscow. Continental will have a majority stake in the joint venture. MTP will contribute part of its facilities for the construction of a modern tire factory. Continental plans to invest some € 30 million, mainly in the form of existing machines, over a three-year period. Production will start at the end of 2003, with a targeted capacity of 3.4 million tires per annum.

We also entered into another cooperation with the Japanese tire manufacturers Bridgestone and Yokohama in 2002. The goal is to use synergies in the area of tires with run-flat technology. The customer has a choice of two different systems. The Self Supporting Runflat Tire System employs a reinforced sidewall to maintain the tire shape in the event of a loss of air pressure. The SupportRing System employs a light-weight metal ring that is mounted on the rim and bears the wheel load. The special feature of both systems is that the tires can be mounted on conventional rims.

In February 2003, we signed a contract to acquire an interest in the tire activities of the Malaysian Sime Darby Group. In a first step, Continental will acquire a 30% stake in the newly established joint venture. We also have an option to acquire a further 21% in two years' time and thus take majority control. Together with our partner, we possess a strong production and sales base from which we will continue our penetration of the ASEAN region (Association of Southeast Asian Nations) and the Australian market, and significantly increase our market share. With over 29 million sold tires this region is more than twice the size of the Chinese market.

Together with our partner, we have a strong production and sales base in the ASEAN market.

New opportunities in the USA | New regulations were introduced by the US National Highway, Traffic and Safety Administration (NHTSA) in 2002 to improve traffic safety. As from November 1, 2003, 10% of new passenger cars, light trucks, SUVs (Sport Utility Vehicles) and vans must be fitted with tire pressure control systems, and this will rise to 100% by the end of 2006. Automobile manufacturers have until 2006 to chose between a direct and an indirect measuring system. Continental is a leader in both technologies thanks to its combination of tire, brake and electronics know-how.

The NHTSA has also been required to develop stability tests to determine the risk of rollovers. Almost one third of fatal accidents with SUVs in the USA are caused by rollovers. The use of an ESP (electronic stability program) can substantially reduce the number of these accidents.

Air suspension systems on course for growth | Our air suspension systems successfully established themselves on the market with further series starts in 2002. Premium vehicles such as the Audi A8, DaimlerChrysler's Maybach, the Porsche Cayenne as well as Volkswagen's Phaeton and Touareg are fitted with a complete air suspension system that has been developed by Continental.

This air suspension system has an intelligent damper control that adjusts the damping force within a few milliseconds. The up and down movement of the wheels and axles is decoupled from the car body, which substantially reduces chassis movement and ensures both safety and comfort whatever road surface conditions are like.

Official partner of the 2006 FIFA World Cup | In January 2003, Continental became an official partner of the 2006 FIFA World Cup, which is to be held in Germany. As a global company, this allows us to sponsor a global sport that unites and thrills millions of people. Our involvement will substantially boost our efforts to strengthen and expand awareness of Continental worldwide.

We are well prepared for 2003.

Outlook | It is difficult to make projections for the end of 2003 in the current uncertain economic environment. We do not expect an economic upswing. However, we are well prepared and expect an operating result similar to that achieved in 2002.

The past fiscal year was extremely successful. Without the excellent performance and dedication of our employees and the good cooperation with employee representatives we would not have achieved the results, of which we can be truly proud. They all deserve our thanks.

We would also like to thank you, our shareholders, for the trust you have placed in Continental even in difficult times.

Sincerely,



Manfred Wennemer
Chairman of the Executive Board



Members of the Executive Board, from left to right:
Dr. Hans-Joachim Nikolin, Commercial Vehicle Tires, Quality and Environment
Martien de Louw, Passenger Tires
Manfred Wennemer, Chairman, ContiTech, Human Resources; Director of Labor Relations
Dr. Wolfgang Ziebart, Deputy Chairman, Continental Automotive Systems
Dr. Alan Hippe, Finance, Controlling and Law

Contents

COMPANY PROFILE


TOP PERFORMANCE | DYNAMIC ROADHOLDING ABILITY

Keep a grip on the road: In any weather and on any surface our products are designed for proper accelerating, braking and cornering. Count on us to bring you safely to your destination.



CAPITAL MARKET INFORMATION

In a difficult market year, Continental's shares remained stable. 92% of our shares are in free float. Open and regular information to our shareholders fosters confidence in our Company and our shares.

Dividend | Despite the difficult economic environment Continental achieved a record operating profit in 2002. At € 226.0 million, the net income for the year recorded by the Continental Corporation was just under that for the record year of 1999 (€ 234.7 million). As a result, Continental will be able to distribute a dividend of € 0.45 per share. This represents 26% of the consolidated net income for the year, or € 58.6 million.

Capital market | Stock markets throughout the world were dominated by falling share prices in 2002. This trend for the past three years was particularly evident on the DAX, which fell 44% on 2001. By comparison, the Dow Jones was down by just 17.4%.

Automotive securities | Automotive shares lost around 30% on average. Speculation increased pressure on automotive bonds, with only a few securities escaping the general trend. As a consequence, the rating agencies downgraded the creditworthiness of almost all automotive stocks.

Continental's shares | Continental's shares outperformed the DAX, MDAX and other comparable indices over 2002 as a whole. They followed in part the DAX's overall negative trend, closing the year at € 14.90 (2001: € 14.85) after an annual high of € 19.53 on May 31, 2002. However, in relative terms this was 44% better than the DAX and 30% better than the MDAX.

Continental's bond | Overall, Continental's bond issued in December 2001 performed positively, despite substantial fluctuations. These fluctuations were caused by the general downgrading of automotive stocks by the rating agencies and uncertainties about the stability of the major US manufacturers. In 2002, the spread (risk premium) narrowed to approximately 135 basis points. As a result, the Continental bond 2001/2002 was one of the most successful automotive sector securities on the bond market, with a listing of 109.2 on December 31.

Sale of treasury stock | In 2002, Continental began to sell its treasury stock. In total, 3.8 million shares were sold at an average price of € 17.64. The shares were sold in a manner that did not impact the market price and were placed in a period of rising prices. Continental still held 4.3 million shares as of December 31, 2002.

Dow Jones Sustainability Index | The Dow Jones Sustainability Index lists companies with a proven track record in addressing global and industry challenges. In 2002, the second year since its initial listing on the DJSI, Continental was again confirmed as being one of the sector's leading sustainability companies in the area of environmental policy.

Rating | The rating agencies Moody's and Standard & Poor's have confirmed their 2002 ratings for Continental of Baa2 (negative outlook) and BBB (stable outlook) respectively. Given the trend to downgrade automotive stocks this should be viewed as a success. Our ongoing debt reduction policy is creating the basis for a further improvement in our position.

Key figures per share in €	2002	2001
Consolidated net income/net loss	1.75	- 2.05
Consolidated net income/net loss, fully diluted	1.66	- 2.05
Cash flow	7.11	5.30
Dividend	0.45	–
Shareholders' equity	13.28	12.28
Stock market price as of December 31	14.90	14.85
High	19.53	19.45
Low	11.72	9.68
Number of shares, average (in millions)	129.2	125.8
Number of shares as of December 31 (in millions)	130.2	126.0

The key figures per share were determined on the basis of the average number of shares. Treasury stock increases the average number of shares from the time of their disposal.

Investor relations | In addition to the analyst conference for the previous fiscal year held on July 31, we held a conference to announce our interim results for the first half of 2002 as well as telephone conferences on the release of our figures for the first and third quarters.

We are continuing to expand our Internet site www.conti-online.com, which includes up-to-date presentations of the Continental Corporation's financial position.

As well as numerous contacts with analysts and fund managers in the form of individual sessions, presentations, and discussions at automobile industry forums, we also conducted an extensive roadshow in Europe and the USA.

Information for investors | Our consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP) since 1998, demonstrating our long-standing compliance with the demands of the global capital markets.

The quarterly interim reports contain the key balance sheet and income statement figures as well as the cash flow (since the third quarter) with comparative periods. Our long-standing practice of disclosing our results by divisions gives shareholders, bondholders and analysts an in-depth insight into our performance, offering a very high degree of transparency.

Stock exchange listings | Continental's shares are officially listed on all eight German stock exchanges. In London, our share prices are listed in the "SEAQ" (Stock Exchange Automatic Quotes) market maker system. In addition, they are traded as part of a sponsored ADR (American Depositary Receipt) program on the US OTC (Over the Counter) market.

Deutsche Börse informed us on January 15, 2003 that Continental's shares have been admitted to the Prime Standard segment of the Official Market, which involves additional post-admission duties.

Shareholder structure | Deutsche Bank informed us on November 5, 2002 that it had sold its shares in Continental (7.65%) to a large number of institutional investors. Continental now has just one major shareholder, the Allianz Group (with an interest of 8.02%), and a free float of 92%.

Share price performance


140
120
100
80
60
40
Continental
HDAX
Automotive and transportation
MDAX
DAX
Q1.2002
Q2.2002
Q3.2002
Q4.2002

CORPORATE STRATEGY

Technology is our passion. Value creation our driving force. Improving profitability and consistent cost management are the cornerstones of our success. We want to inspire our customers.

A flexible partner for the automotive industry | Continental develops and manufactures components, modules and systems and provides engineering services to the automotive industry. We offer maximum flexibility in respect to our customers' demands and needs. Safety and comfort are the focus of our work – both areas in which electronics have an ever-increasing role to play. Our successful integration of Temic puts us in an excellent position to participate in this growth.

Safety and comfort are the focus of our work.

Suppliers will be involved ever earlier in vehicle development as their share in automobile research and development steadily rises. Their value added share will grow proportionately. Meanwhile, the concentration in the supplier sector gathers speed. This means that demand for the remaining high performance, innovative and flexible suppliers will also grow. Continental is again well positioned to take advantage of this trend.

Portfolio with pole positions | Most of our business units occupy an excellent competitive position in their respective markets. Other units have good growth opportunities – which we intend to develop and expand – in new markets. In the long-term, only business areas that are in the top three in their respective markets will remain part of the Continental Corporation. We will dispose of units that are unable to achieve a leading position within the foreseeable future and at a calculable risk. Our goal is a well-balanced portfolio with growth opportunities and the ability to generate the necessary cash flow.

In the long-term, only business units that occupy pole positions in their respective markets will remain part of the Continental Corporation.

Diversification for stable growth | We generate most of our sales in the automotive industry, a sector that is subject to economic fluctuations. In order to be less dependent on the cyclical nature of the business, our goal remains to generate more than 40% of sales from areas other than original equipment manufacturers in the automotive sector. We achieved this goal in 2002 with a figure of 40%. In the tire divisions we generate a clear majority of our sales from the replacement business. Around two thirds of ContiTech's sales are to automakers. While Continental Automotive Systems' business is closely tied to the automakers, it is not dependent to the same extent on their economic developments. The number of automobiles equipped with electronic brake systems is increasing all the time, and sales volumes for these systems are continuing to climb even in times of flat or falling vehicle production.

Sales to the automotive industry in 2002

Continental Automotive Systems	96%
Passenger Tires	30%
Commercial Vehicle Tires	12%
ContiTech	[illegible]
Continental Corporation	

Growth market – safety electronics | A large number of studies are forecasting that 90% of all passenger car innovations will be based on electronics. In turn, 80% of this figure corresponds to pure software development. To some extent, further software developments mean that hardware is not required – this is the case with our tire pressure monitoring system, which is an example of functional integration. The system is integrated with our existing anti-lock braking system (ABS) software, which makes additional hardware unnecessary. Instead, the loss of pressure is detected via a wheel speed sensor.

We aim to use intelligent networking to avoid or minimize the impact of accidents.

Our APIA (Active Passive Integration Approach) project aims to use intelligent networking to avoid or minimize the impact of accidents. APIA combines active and passive safety system components. Active safety components such as tires, the electronic stability program, the anti-lock brake system and the brake assist work together to prevent accidents. Passive safety components such as the airbag, seat-belt tensioners and rollover protection are used to minimize the risk of injury. We have made it our job to link these at present largely independent components with the goal of developing an end-to-end system that substantially increases traffic safety.

We will achieve a global presence via cooperations and joint ventures.

Global presence through international cooperation | To remain competitive we must keep pace with our customers' international expansion. The vehicle platforms that provide the basis for more than one model are developed in the automotive "triad" regions of Europe, the USA, and Japan. To be able to participate in these platforms, our development centers must be close by. The developed platforms then go into series production worldwide, making international, cost efficient production a critical success factor.

In this context, it is not essential to build our own production facilities. Rather, our strategy involves achieving a global presence without major acquisitions. We favor cooperations and joint ventures, as can be seen from the expansion of our activities in Japan.

At the end of 2000, we set up Continental Teves Corporation (CTC), in which Continental has a majority stake, together with a Japanese company. CTC develops and manufactures electronic brake systems for the Japanese and Korean markets. In mid-2001, CTC acquired majority control of Shin-Ei and ShinTec, two subsidiaries of a Japanese automaker. These companies produce brake actuation components and disk brakes. This means that we possess production sites both for electronic brake systems and hydraulic brake system components in Japan.

In early 2002 we founded a joint venture with the Japanese tire manufacturer Yokohama. The purpose of this venture, Yokohama Continental Tire, is to supply Japanese manufacturers with original equipment tires as well as to expand our replacement tire business.

This type of cooperation has allowed us to substantially expand our overall market position in Asia and secure additional orders.





ACCELERATE | STOP AT THE RIGHT TIME.

System-based braking and steering. We shorten the stopping distance – for everybody's safety. We bring you to a stop faster and more safely in critical situations.

EMPLOYEES

Continental places great importance on pro-active human resources development. We offer ambitious applicants attractive training opportunities in innovative careers. Training is important to us, as we want our employees to remain with us long-term.

Trend-setting careers | Continental offers training opportunities in 20 careers. A new production engineer traineeship was added in 2002. The traineeship is based on a dual model that combines vocational training as a mechatronics engineer with a degree focusing in construction engineering from a university of applied technology. This new dual-model traineeship set up in cooperation with universities of applied technology aims to qualify future specialists for construction and development departments.

Online recruiting optimizes selection procedures | Online applications are becoming more and more important. A few years ago just a quarter of applications were submitted electronically, today it is well over half. The low costs and reduced effort means that applications can be directed more widely and dispatched more quickly, benefiting both applicants and companies. The job advertisement market has changed in line with this. The Internet now dominates this sector, as electronic advertisements are much cheaper than newspapers. In addition they are independent of location, have a greater range, and can be posted for a longer period.

Job vacancies are posted at www.conti-online.com.

Continental adapted early to these changes. Applicants can find job vacancies as well as trainee programs for university graduates and workforce entrants on our homepage, www.conti-online.com. The information posted on the webpage and its user-friendliness have led to a very positive response.

E-learning as an opportunity | We are increasingly using the opportunities that the Internet and our Intranet have to offer for training purposes. In the medium-term, we will offer business administration, engineering and languages via the Intranet as a supplement to as well as a component of our traditional training programs. E-learning pilot projects were launched in 2002. The initial target groups for online learning were our European sales forces, who were able to increase their knowledge of computer programs using corresponding learning modules. We would like to give more employees the opportunity to acquire additional qualifications via e-learning. Apart from the flexible, personalized design and tempo of the learning process, e-learning offers uncomplicated, Corporation-wide access to state-of-the-art knowledge.

Attractive pension | We implemented the German Retirement Savings Act (Altersvermögensgesetz) early by offering our employees an attractive solution that is valid for all German companies. The program is based on the contributions being deducted from the base pay and paid into a captive life insurance company, offering employees security and minimizing the risks for the company. Some 18% of employees have signed up to date. As agreed with the employee representatives, we will continue to support the establishment of this pension provision.

Employees by region

Germany	42%
Europe excluding Germany	34%
North America	16%
Others	3%

The Europa-Forum – an instrument for social partnership | Cooperation with our European employee representatives is always based on the idea of a social partnership. Our long-standing practice is to facilitate continuous information exchange, timely inclusion of employee representatives and in-depth communication with all divisions and on all levels.

An example of this is the Europa-Forum, a consultation and information exchange body for internal company issues that was convened for the tenth time in 2002. Some 70 employee council members and personnel and factory managers from 13 countries met at the Corporation's headquarters in Hanover in the year under review. The Forum looked at restructuring, in particular, as well as the economic performance and strategic orientation of the Corporation, which were explained by the Executive Board Chairman, and by the Board member for Human Resources and Director of Labor Relations. The employee council members also used the Forum to exchange information and opinions.

Employees by division

Continental Automotive Systems	30%
Passenger Tires	33%
Commercial Vehicle Tires	14%
ContiTech	23%

QUALITY AND THE ENVIRONMENT

Quality assurance and environmental protection are long-established corporate values. Continental stands for comprehensive quality and environmental management.

Quality | Building on the requirements laid down by ISO 9000, the Corporation has developed a quality management system that not only aims to optimize the effectiveness and efficiency of the manufacturing and service processes but also strives for the continuous improvement of the system.

The individual divisions constantly review the process chain – from the product concept through its realization down to its usage in practice. The increasing product complexity also requires higher quality standards on the part of our suppliers. In 2002, we therefore launched a quality improvement program for our suppliers. The goal is to establish seamless monitoring of the process chain from the supplier to the customer.

Quality improvement is also achieved by assessing the weaknesses of both products and service processes in "lessons learned" projects, implementing optimization measures and extending these to other divisions.

We enjoy close, trusting partnerships with our customers.

Given stricter legislation and greater customer sensitivity, in-depth market observation is imperative. The different divisions have to take account of widely differing general conditions. In the tire divisions, our own customer service staff provides direct access to market information, while in other divisions such as Continental Automotive Systems and ContiTech, feedback comes almost exclusively from the original equipment customers. Our close and trusting partnerships with customers are essential to prevent information deficits, delays and hence having to react to externally imposed deadlines.

Proof of the Corporation's quality capabilities is provided not only by its certification according to automobile industry standards but also by numerous awards from our customers.

Environment | We have a responsibility to reconcile individuals' and society's expectations, environmental concerns and the Company's interests. Our commitment to environmental protection goes far beyond adhering to the relevant legislation and official regulations.

We take a comprehensive approach to environmental protection that covers the entire product life cycle – from procurement to recycling. As early as during the development of our products, possible environmental effects are taken into account. And we also consider environmental accreditation when selecting our suppliers.

Environmental protection covers the entire product life cycle.

One essential environmental protection task is to recognize the potential environmental risk posed by our production plants and implement the appropriate measures to avoid this. We are currently certifying our companies and sites in accordance with the environmental standard ISO 14001 as well as by the European Union's Eco Management and Audit Scheme (EMAS II). All our facilities comply with ISO 14001, independent of local legal requirements. In 2002, 13 production facilities and one test center had been certified worldwide – from Europe to America and Asia.

Our central environmental management function has been organized using a process-based approach since 1990, even though this has only been required under the Eco Management and Audit Scheme since 2001.

Certification in 2002


Korbach (2 facilities), Germany
Jicin, Czech Republic
Puchov, Slovakia
Auburn Hills, USA
Mayfield, USA
Culpeper, USA
Henderson, USA
Brimley, USA
Asheville, USA
Morganton, USA
Charlotte, USA
Tainan, Taiwan
Port Elizabeth, South Africa

Contents

MANAGEMENT REPORT



Steering and controlling vehicles reliably – time after time. Reducing the risk of skidding and improving directional stability to give you a steadier ride. We help you keep your vehicle on the right track.

STABILITY | SAFELY ON THE RIGHT TRACK.



MARKET ENVIRONMENT

The global economy | The positive development in the global economy initially forecast for 2002 failed to materialize. Rather, the negative sentiment among companies and private households worsened over the course of the year. The world economy had already been rocked by the terrorist attacks in the USA in the second half of 2001, and was further shaken by the collapse of several prominent corporations in the first half 2002. This had a negative impact on the capital markets and consumer behavior. In the second half of the year, the overall economic situation deteriorated as a result of the impending conflict in Iraq.

Automobile production | Contrary to general forecasts, production of passenger cars, station wagons and light commercial vehicles failed to maintain previous volumes in Western Europe, declining by 0.4 million to 16.4 million units. In the NAFTA area, levels were initially expected to remain low, as in the previous year. However, a massive sales drive by major manufacturers resulted in a 5.8% rise in production to a total of 16.4 million units. In Asia, vehicle production increased significantly. Globally, the number of vehicles rose to 56.4 million.

Production of commercial vehicles in Europe was down for the second successive year, dropping 7% to 0.36 million units. Following a major drop in the previous year, the NAFTA area increased production, bringing the total to 0.36 million units. In Japan, an overall positive trend was achieved for commercial vehicles.

Light vehicle production* in millions of units	2002	2001	2000	1999	1998
Western Europe	16.4	16.8	16.6	16.4	16.2
Eastern Europe	2.8	2.9	3.1	3.1	3.0
NAFTA	16.4	15.5	17.1	17.0	15.6
South America	1.8	2.0	2.0	1.7	2.1
Asia	18.1	16.8	17.2	16.0	14.6
Africa and Middle East	0.9	0.8	0.7	0.6	0.5
[illegible]	56.4	[illegible]	[illegible]	[illegible]	52.0

* Passenger vehicles, station wagons, light commercial vehicles (< 6t), source: DRI

EARNINGS AND FINANCIAL POSITION

Slight rise in consolidated sales | Consolidated sales rose slightly by € 175.0 million to € 11.4 billion (2001: € 11.2 billion). Before changes in the scope of consolidation, in particular the inclusion of Continental Temic for the entire fiscal year, sales were just below the previous year's figure. Currency effects had a negative impact of 1.8 percentage points.

Continental Automotive Systems achieved encouraging sales growth of 14.6%. Passenger Tires suffered a sharp drop of 6.0% on the previous year, while Commercial Vehicle Tires and ContiTech were almost on a par with the previous year's figures.

Consolidated sales in millions of €	**2002**	**2001**
Continental Automotive Systems	4,568.3	3,985.7
Passenger Tires	3,777.5	4,016.5
Commercial Vehicles Tires	1,310.9	1,319.9
ContiTech	1,764.3	1,768.1
Other	- 12.7	143.1
Continental Corporation	11,408.3	11,233.3

Consolidated earnings up significantly | EBITA (EBIT before regular goodwill amortization) rose substantially by € 661.5 million to € 694.3 million (2001: € 32.8 million). Restructuring expenses for the previous year totaled € 467.6 million. The restructuring measures initiated in 2001 and largely completed in 2002 have already shown a positive effect. Adjusted for restructuring expenses in the prior year, the total improvement in earnings amounted to € 193.9 million.

In accordance with the new US GAAP provision (FAS 142), goodwill has not been amortized since January 1, 2002. To improve comparability, EBITA is also shown for 2001. In place of goodwill amortization, impairment tests must be carried out on reported goodwill. As a result of the unsatisfactory earnings development in the tire business in the USA, we wrote-down the remaining goodwill in this area of € 48.9 million.

Thanks to the significant reduction in net indebtedness and the lower interest rate, the net interest expense improved € 17.5 million over the prior year to € - 164.5 million.

The tax expense totaled € 289.8 million. The deferred tax assets in the USA, which largely correspond to tax loss carryforwards, were tested for recoverability and written-down in the amount of € 70.7 million.

Consolidated net income for the year rose by € 483.6 million to € 226.0 million, and earnings per share increased by € 3.80 to € 1.75 (2001: € - 2.05).

Earnings overview in millions of €	2002	2001
Continental Automotive Systems	311.9	184.9
Passenger Tires	184.6	- 143.1
Commercial Vehicle Tires	92.9	- 89.7
ContiTech	141.5	122.0
Holding	- 36.6	- 41.3
EBITA	694.3	32.8
Goodwill amortization (excl. impairment)	–	- 96.6
Net interest income/expense	- 164.5	- 182.0
Net income/loss before taxes	529.8	- 245.8
Tax expense	- 289.8	- 57.3
Minority interests	- 14.0	51.4
Effect of change in accounting principles	–	- 5.9
Net income/loss for the year	226.0	- 257.6
Earnings per share in €	1.75	- 2.05

Continental uses EBITA as a key performance indicator at all management levels. On the one hand, as the return on sales in relation to product sales, and on the other, as ROCE in relation to capital employed (operating assets).

In January 2002, the Continental Tire North America division, which previously operated independently, was integrated into the global Passenger and Commercial Vehicle Tires divisions. The figures for the previous year have been re-stated in line with this new structure.

	in millions of €		% of sales	
EBITA	2002	2001	2002	2001
Continental Automotive Systems	311.9	184.9	6.8	4.6
Passenger Tires	184.6	- 143.1	4.9	- 3.6
Commercial Vehicle Tires	92.9	- 89.7	7.1	- 6.8
ContiTech	141.5	122.0	8.0	6.9
Holding	- 36.6	- 41.3	–	–
Continental Corporation	694.3	32.8	6.1	0.3

	in millions of €		ROCE in %	
Operating assets	2002	2001	2002	2001
Continental Automotive Systems	2,912.7	3,053.8	10.7	6.1
Passenger Tires	2,361.8	2,658.9	7.8	- 5.4
Commercial Vehicle Tires	910.3	1,002.4	10.2	- 8.9
ContiTech	807.7	840.3	17.5	14.5
Other	21.6	49.6	–	–
Continental Corporation	7,014.1	7,605.0	9.9	0.4

Operating assets include the assets as reported in the balance sheet, excluding the effects from the sale of accounts receivable, cash and cash equivalents, deferred tax assets and income tax refunds receivable, less trade accounts payable.

Capital expenditure down on previous year | Additions to property, plant and equipment and software declined to € 620.2 million for the Corporation as a whole (2001: € 740.8 million). The capital expenditure ratio amounted to 5.4% of sales (2001: 6.6%). Total depreciation and amortization amounted to € 671.1 million (2001: € 798.6 million).

Continental Automotive Systems invested slightly less than in the previous year, focusing on new products and technologies for electronic and hydraulic brake systems. In the tire divisions, investments focused on increasing capacity at our low-cost locations. ContiTech primarily invested in new customer projects and the rationalization of production processes at European locations, as well as in establishing production sites in Rumania and Turkey.

	in millions of €		% of sales	
Capital expenditure (additions)	**2002**	**2001**	**2002**	**2001**
Continental Automotive Systems	249.6	253.7	5.5	6.4
Passenger Tires	223.6	308.1	5.9	7.7
Commercial Vehicle Tires	60.7	89.5	4.6	6.8
ContiTech	78.9	82.8	4.5	4.7
Other	7.2	6.7	–	–
Continental Corporation	**620.0**	**740.8**	**5.4**	**6.6**

	in millions of €		% of sales	
Depreciation and amortization*	**2002**	**2001**	**2002**	**2001**
Continental Automotive Systems	228.2	192.6	5.0	4.8
Passenger Tires	277.0	416.0	7.3	10.4
Commercial Vehicle Tires	89.3	107.5	6.8	8.1
ContiTech	74.6	79.9	4.2	4.5
Other	2.0	2.6	–	–
Continental Corporation	**671.1**	**798.6**	**5.9**	**7.1**

* Not including regular goodwill amortization

Total assets | Total assets decreased by 8.9% to € 8,197.1 million (2001: € 8,994.6 million), primarily as a result of the sharp fall of the US dollar and the Mexican peso at the balance sheet date. In addition to the currency effects, the following factors also played a role: goodwill was written down by € 48.9 million for the remaining carrying amount of our tire activities in the USA. Additions to property, plant and equipment were on a par with the related depreciation. There was a substantial drop in current assets as a result of the reduction of inventories and accounts receivable. In addition, cash and cash equivalents were reduced by € 188.5 million. The decline in deferred tax assets was mainly due to the valuation allowance charged on the tax loss carryforwards of our consolidated US tax group, in the amount of € 70.7 million. The loss carryforwards were primarily the result of the operating losses in the US tire business and the necessary contributions to the US pension funds. As in the previous year, these contributions to the US pension funds in the amount of € 153.3 million (2001: € 129.5 million) meant that our obligations were fully funded.

Consolidated balance sheets in millions of €	2002	2001
Goodwill	1,477.7	1,578.7
Other intangible assets	92.6	100.7
Property, plant and equipment	2,832.3	3,023.5
Investments	146.6	159.9
Fixed assets and investments	4,549.2	4,862.8
Inventories	1,067.4	1,177.5
Trade accounts receivable	1,137.2	1,273.6
Other assets and amounts receivable	460.7	501.0
Cash and cash equivalents	429.6	618.1
Current assets	3,094.9	3,570.2
Deferred tax assets	266.1	346.0
Deferred pension charges	286.9	215.6
Total assets	8,197.1	8,994.6
Shareholders' equity	1,715.2	1,546.7
Minority interests	92.2	101.4
Pension liabilities	1,184.6	1,202.2
Accrued and deferred income taxes payable	533.3	423.5
Accruals for other risks	657.2	590.8
Indebtedness	2,328.6	3,219.2
Trade accounts payable	978.8	952.2
Other liabilities	707.2	958.6

Shareholders' equity | Shareholders' equity rose by a total of € 168.5 million to € 1,715.2 million and the equity ratio to 20.9% (2001: 17.2%). In addition to the consolidated net income, equity was also boosted by the sale of almost half of our treasury shares. However, this was partially offset by the sharp rise in accumulated losses from currency translation.

Accrued and other liabilities | The increases to the pension liabilities were offset by the effects of the exchange rate fluctuations. The income tax liabilities increased in equal parts from taxes payable on the 2002 earnings and from increased deferred tax liabilities. The accruals for other risks increased due to warranties and product liability. Other liabilities were reduced by the payment of the second purchase price installment of € 215.3 million for the remaining shares in Temic.

Cash flow | The strong 37.9% rise in cash flow to € 919.0 million (2001: € 666.5 million) in 2002 resulted from the positive earnings. Taking into account the significant reduction in working capital, net cash provided by operating activities totaled € 1,265.8 million (2001: € 710.4 million). Cash used in investing activities amounted to € 784.6 million. As a result, cash flow before financing activities amounted to € 481.2 million (2001: € -411.1 million) which led to a reduction in borrowings.

Financing | At the balance sheet date, indebtedness less cash and cash equivalents were reduced by € 702.1 million as a result of the positive cash flow and the favorable exchange rate developments. This reduction more than offset the payment of the second purchase price installment for Temic, as well as the contributions to the US pension funds. The gearing ratio therefore totaled 110.7% (2001: 168.2%). The euro medium term note program was renewed in 2002 and expanded to € 1.5 billion. We also took advantage of low short-term interest levels by making almost constant use of our commercial paper program.

Continental employees | As of December 31, 2002 the number of employees fell against the previous year by 914 to 64,379.

This headcount reduction was the result of the extensive restructuring measures in the tire divisions. At the same time, thanks to its positive volume development, Continental Automotive Systems hired additional staff.

The number of trainees rose to 1,228 (2001: 1,190).



COMFORT | AN ENJOYABLE WAY TO ARRIVE.

Comfort is as important to us as safety. From chassis technology through sophisticated materials to attractive design. We make driving a more enjoyable experience.



CONTINENTAL AUTOMOTIVE SYSTEMS

The Continental Automotive Systems division principally comprises Continental Teves and Continental Temic. It develops and manufactures electronic and hydraulic brake systems, adaptive cruise control systems, as well as air suspension and sensor systems.

The percentage of cars being fitted with ESP is rising constantly.

Since production of the Electronic Stability Program (ESP) started in Frankfurt/Main in 1998, Electronic Brake Systems has been one of the fastest growing product segments at Continental Automotive Systems. In the year under review, Continental Teves produced its five millionth ESP worldwide, at its Morganton plant in North Carolina, USA. We produced 2 million units in 2001, and 2.5 million in 2002. The percentage of cars being fitted with ESP is rising constantly.

At the end of 2002, we were awarded the "Trophée du progrès technologique" by the French publication L'Automobile Magazine, for pioneering innovations in brake technology for a stability system developed in cooperation with Renault. This system is capable of simultaneously braking several wheels while applying varying brake pressure.

Conventional brake systems continue to be a strong focus at Continental Automotive Systems. We are the world's number one for hydraulic brake systems and supply virtually all the prominent automobile manufacturers. In late 2002, the 150 millionth brake caliper left the assembly line at our Rheinböllen plant, Germany.

In view of rising fuel prices and lower emission limits, high-efficiency, low-consumption cars with low emission levels are enjoying a high profile among motorists and manufacturers. By using ISAD (Integrated Starter Alternator Damper), consumption and emissions can be reduced by 15%. This system is based on regenerative braking, electric power transmission assistance and an automatic engine start/stop when the vehicle starts/stops moving. A generator provides the innovative safety and comfort systems with electric power. Series production will commence in fall 2003, as will further series development.

Continental was the first global provider to market a radar-based adaptive cruise control (ACC) system, first implemented in the Mercedes-Benz S-Class under the name Distronic. Adaptive Cruise Control maintains the distance to the vehicle in front. Today, several manufacturers offer ACC as an optional extra. This market is set to grow, as an increasing number of infrared sensors will be used in the future, allowing ACC to be used in smaller vehicles as well.

Continental Automotive Systems in millions of €	2002	2001
Sales	4,568	3,986
Operating assets	2,913	3,054
EBITA	312	185
Depreciation and amortization	228	193
Capital expenditure	250	254
Employees	19,129	18,480

Sales for the Continental Automotive Systems division rose significantly by 14.6 % over the prior year to € 4,568 million (2001: € 3,986 million). After adjustment for changes in the scope of consolidation – in particular the inclusion of Continental Temic – the increase for the fiscal year as a whole amounted to 9.3 %.

The rise in sales is due to sales volume growth in all units. Electronic and Hydraulic Brake Systems and the Electronics unit generated the greatest increases, with particularly encouraging growth being achieved in North America.

Continental Teves has maintained its position as a leading manufacturer of electronic brake systems in Europe and the NAFTA area. Continental Temic recorded satisfactory improvements in sales and earnings. Our activities in Asia have already succeeded in making a profit.

EBITA rose by 69 % to € 311.9 million (2001: € 184.9 million). Continental Automotive Systems therefore generated a return on sales of 6.8 % (2001: 4.6 %) and an ROCE of 10.7 % (2001: 6.1 %).

PASSENGER TIRES

The Passenger Tires division produces and distributes tires for passenger vehicles and the two-wheel (motorbike and bicycle) business. This segment also runs the Corporation's own tire dealer companies.

Continental remains the market leader for winter tires.

One highlight of 2002 was the 50th anniversary of Continental's winter tires, which have been rolling on the road to success since 1952. Our first models had thick and wide treads and U-shaped sipes. Today's demands are substantially more challenging: a secure grip on snow and ice, aquaplaning resistance, low tire/road noise and a high degree of driving safety and economy, even at high speeds. We are meeting these challenges - as our top positions in tire tests show.

In the year under review, we continued expanding our position as market leader in this segment: in addition to new Continental models, the Semperit range was completely overhauled, Uniroyal produced two new models, and Barum launched a tire for passenger cars and a tire for vans. Almost every third winter tire ordered in Europe bears one of the Corporation's brands.

We now offer a complete range of tires for the premium SUV segment. In 2002, we scored two key test victories that give us a good basis for further growth in this rapidly expanding market.

In 2003, we will be launching the third generation of ContiEcoContact. This line of S- and T-rated tires is designed for low fuel consumption and was first introduced in 1992. The T-tire sector, for speeds of up to 190 km/h, is the largest sector in the European tire market.

In order to raise our brand awareness in North America, we launched top European Continental brand tires in the USA on the one hand, and introduced new product lines specially oriented towards the US market on the other. We will continue to pursue this strategy in 2003 with the launch of three new tire lines.

ContiOnlineContact, our electronic system for ordering and information processes, has been operating successfully since 1997 and is considered to be the market standard. 3,000 tire dealers in Europe are already linked up to this system.

In October 2002, we completed an agreement with Metro Tyres Ltd, New Delhi, on the production and distribution of motorbike and scooter tires for the Indian market. Metro Tyres is the market leader for bicycle tires in India and, with technical support from Continental, will produce and market Continental brand tires for motorized two-wheelers.

Passenger Tires in millions of €	2002	2001
Sales	3,777	4,016
Operating assets	2,362	2,659
EBITA	185	- 143
Depreciation and amortization	277	416
Capital expenditure	224	308
Employees	21,094	22,607

The Passenger Tires division recorded a considerable drop in sales, falling by 6.0% to € 3,777 million (2001: € 4,016 million). This is primarily due to the disposal of the British retail chain National Tyre Service (NTS), the drop in the US dollar exchange rate and weak replacement business in the USA and Mexico.

Sales volumes fell in the USA and Mexico, while sales volume in European replacement business rose encouragingly. Strong sales growth was recorded once again in the high-speed tires sector. We set a new sales volume record for winter tires, thus extending our market lead.

Developments in our automobile industry business were positive. With only a slight rise in vehicle production overall, we succeeded in increasing sales volumes by 5%, thereby boosting our market share.

In addition to falling sales volumes, the result in the NAFTA region was negatively impacted by increased product liability costs and social security expenses, as well as efficiency problems in our factories. Losses in the North American passenger tire business were more than offset by positive earnings development in Europe.

The previous year's result was impacted by restructuring expenses of € 203 million in Mexico and € 141 million in Europe. The result for 2002 was impacted by the impairment of goodwill in the amount of € 34 million. The absence of operating losses this year at NTS had a positive effect.

In total, the Passenger Tires division increased its EBITA by € 327.7 million to € 184.6 million (2001: € -143.1 million) and achieved a return on sales of 4.9% (2001: -3.6%) and an ROCE of 7.8% (2001: -5.4%).

COMMERCIAL VEHICLE TIRES

The Commercial Vehicle Tires division is responsible for the production and distribution of tires for trucks, pick-ups, industrial and agricultural and off-road vehicles.

The new Continental HSR1 was crowned tire of the year in Spain.

Each year, the Spanish journal *Neumáticos & Mecánica Rápida* presents the "Tire of the Year in Spain" award, the most prestigious prize on the Spanish tire market. In 2002, the new Continental HSR1 beat off the competition to claim this coveted prize. The HSR1 is a tire for the steer axle of combined long-distance and distribution vehicles. It's on the streets, on highways, country roads and in cities. Thanks to its particularly low rolling noise, the HSR1 is also suitable as an all-around tire for buses.

In 2003, we are planning a comprehensive product launch on the US market. New Continental brand truck tires for use in long-distance transports, in cities and on construction sites will be launched, and the General Tire brand product range will be expanded.

A casing's second life as a retreaded tire is just as important as the development of new truck tires. This is why Continental designs its casings to have a long life. Truck fleet operators retread tires to improve the economy of their operations. Continental supplies its retreaded truck tires under the Contire and ContiTread brands.

Continental began 2003 by broadening its range of agricultural tires. The trend away from bias ply and to radial tires is continuing unabated, and Continental is constantly expanding its offering of this modern style of agricultural tires. The highlight of the range is the All Ground, which was developed in close cooperation with a Swiss vehicle construction specialist. The All Ground is designed for use on steep hillsides in mountain farming, and for winter road clearance.

Our industrial tires are specially designed for use in any area of application. Whether it's for impassable terrain or for maximum cleanliness, whether large loads need transporting or the tires are exposed to high temperatures – we have the right tires for every field and lead the European market.

Commercial Vehicle Tires in millions of €	2002	2001
Sales	1,311	1,320
Operating assets	910	1,002
EBITA	93	- 90
Depreciation and amortization	89	108
Capital expenditure	61	90
Employees	9,094	9,032

Sales by the Commercial Vehicle Tires division fell slightly short of the previous year at € 1,311 million (2001: € 1,320 million). However, after adjustment for exchange rate effects, sales were up 3.4% against the previous year. Sales rose in both Europe and North America.

Truck tire business performed well in a hard-fought competitive environment. Sales volumes increased in the replacement business in the USA, although deliveries to the automobile industry declined. In Europe, sales volumes for the original equipment and replacement business fell slightly short of the previous year.

Positive sales growth was recorded by the Agricultural Tires unit. In contrast, the Industrial Tires unit was hit by the slump in the economy and recorded a drop in sales. Developments at the Conti International unit were also positive, with our South African subsidiary in Port Elizabeth succeeding in boosting its market share in both the original equipment and the replacement business.

Restructuring measures were completed with the shut-down of the Traiskirchen plant in Austria, and the expansion of production capacity at the Puchov plant in Slovakia to 1.5 million units.

At € 113 million, the result for the previous year was negatively impacted by the restructuring expenses. The result for 2002 was also negatively impacted by goodwill impairment in the amount of € 15 million in North America. However, this was offset by the disposal of land and machinery in the amount of € 15 million.

In total, the Commercial Vehicle Tires division increased its EBITA significantly by € 182.6 million to € 92.9 million (2001: € -89.7 million) and achieved a return on sales of 7.1% (2001: -6.8%) and an ROCE of 10.2% (2001: -8.9%).

CONTITECH

The ContiTech division is organized into eight global units which are principally active in the automobile industry, the rail and printing industries and in mechanical and equipment engineering.

ContiTech air spring systems make a key contribution to travel comfort on the Transrapid.

ContiTech stands for expertise and innovation, as we proved again in 2002. An example is our products at work in China: with a top speed of over 400 km/h, the Shanghai Transrapid is one of the fastest trains in the world. ContiTech air spring systems make a key contribution to travel comfort on the train. Subway trains in all major Chinese cities also use ContiTech products. In order to react to customer requirements as quickly as possible, we work together with a local cooperation partner.

In February 2003, we signed an agreement to establish a joint venture with Dae Won Kang Up in Seoul, Korea, in order to increase our market share for air springs for commercial vehicles in Asia.

In April 2002, ContiTech Air Spring Systems moved into new production facilities in Bursa, Turkey. We will manufacture 380,000 air spring systems for buses, trucks and trailers a year at this facility, and distribute them all over the world.

In November 2002, ContiTech Power Transmission Systems opened a new factory in Timişoara in Western Rumania, where the Corporation's most advanced Passenger Tires plant is located. This way, ContiTech has also increased production capacity at a low-cost location. The factory is expected to reach the final stage of expansion in late 2005, when it will be producing around 4 million drive belts. The factory supplies all major automobile manufacturers.

ContiTech provides highly sophisticated elastomer products for DaimlerChrysler's new Mercedes-Benz E-Class: from hose lines through to laminates for interior fittings and elements for vibration control, up to drive belts for diesel and petrol engines.

Legislation in some US states requires that 10% of all new vehicles registered be fitted with emission-free fuel lines. We rose to the challenge: working closely with BMW, ContiTech Fluid developed emission-free fuel lines for the BMW 3 Series. Production began in October 2002.

A combination of a conveyor belt and cable car will be used for the first time in the construction of the Strengen highway tunnel at Arlberg in Austria. ContiTech is supplying the conveyor belt to transport the debris.

Together with Opel, ContiTech developed a vibration damping engine mount for the new Vectra. This is the first model of the Epsilon platform, which will be installed in mid-range Opel, General Motors and Saab vehicles over the next seven years.

ContiTech in millions of €	2002	2001
Sales	1,764	1,768
Operating assets	808	840
EBITA	141	122
Depreciation and amortization	75	80
Capital expenditure	79	83
Employees	14,874	15,025

The ContiTech division generated sales in the amount of € 1,764 million, slightly below the previous year (€ 1,768 million). After adjustment for changes in the scope of consolidation, sales were slightly above the previous year's figure. Positive developments were recorded in the Power Transmissions and Air Spring Systems units in particular. This was offset by declining sales at Sealing Systems, Benecke-Kaliko and Vibration Control. Conveyor Belt Systems, Elastomer Coatings and Fluid were on par with the previous year.

The increase in earnings was largely the result of efficiency improvements in our factories, as well as the market success of our new products. In addition, we improved our portfolio by discontinuing low-margin products.

The result for the previous year included income in the amount of € 24 million from the disposal of two business units, as well as restructuring expenses in the amount of € 8 million. The first successes of these restructuring measures can already be seen.

ContiTech increased its EBITA by 16.0% to € 141.5 million (2001: € 122.0 million) and achieved a return on sales of 8.0% (2001: 6.9%) and an ROCE of 17.5% (2001: 14.5%).

RISKS AND RISK MANAGEMENT

Future risks | Due to its global business, Continental is exposed to a number of risks that are inherent in entrepreneurial activities. For instance, Continental is exposed to uncertain economic developments in key trading countries, which are further magnified by the cyclical nature of demand in some key markets.

The automotive sector in particular is characterized by stiff competition, which is likely to intensify in the future due to surplus global capacity. Like all international automotive suppliers, Continental is also affected by the increasingly stringent statutory regulations and safety standards in its sales markets.

Foreign exchange risks | The international nature of our business activities results in trade and payment flows in various currencies. Imports to the euro-zone generally exceed exports to other currency zones. The net exposure resulting from the netting out of exports against imports in the individual currencies is determined and evaluated regularly. Exchange rate forecasts are constantly monitored to ensure that risks are hedged using appropriate financial instruments as necessary. As a rule, the investments in net assets permanently located outside Germany are not hedged against exchange rate fluctuations, except for key portions of the US investments in Continental Rubber of America.

Legal risks | Legal disputes and claims for damages are disclosed in Note 23 to the Consolidated Financial Statements.

Risk management | Continental Corporation has an enterprise-wide risk management system that provides early warning of potential risks, as well as allowing the Corporation to leverage opportunities. It regulates the capture, evaluation and reporting of risks, and is integrated into Continental Corporation's enterprise-wide strategy, planning and budgeting processes. The system provides an extensive inventory of risks, their status and key changes as part of the regular reporting procedures. The immediate management is responsible for identifying and managing risks. A risk committee and regular internal audits support the process as a whole. In the past fiscal year, interest rate and currency management were key focus areas, as was insurance coverage. In addition, particular attention was given to product quality and the pension fund, which was hit by negative developments on the financial markets. No risks to the continued existence of the Corporation as a going concern were identified. The risk early warning system was audited by Continental's external auditors. It complies fully with the requirements of section 91 (2) AktG (German Stock Corporation Act).

DEVELOPMENTS IN 2003 AND OUTLOOK

Events subsequent to fiscal 2002 | The following event which occurred after the end of 2002 is of material importance to Continental and may lead to a different evaluation of the Company.

On February 26, 2003, Continental AG concluded an agreement with the Sime Darby Group on the acquisition of a 30% interest in Sime Darby's tire activities. An option for the acquisition of a further 21% was also agreed.

Outlook | The start to 2003 is characterized by general uncertainty. In addition, the lack of any forecasts by our key customers makes it difficult to present any estimates at this time.

For fiscal 2003, we are forecasting a reduction in automobile production in the USA and Europe. However, we got off to a good start in 2003, with sales for the first two months exceeding figures for the previous year.

There are two key factors that lead us to forecast operating earnings at the previous year's level:

- Only about 60% of our sales are directly tied to automobile manufacturers.
- Growth rates at Continental Automotive Systems are only indirectly linked to growth rates in automobile production, as was shown in 2002 by developments in the volume of electronic brake systems and the overproportionate increases in the Electronics unit.

We confirm our goal of reducing our net debt to a gearing ratio of 100% in 2003.

This outlook and the information contained in this Annual Report include, among other things, assumptions, forecasts and estimates by the management both in respect of future developments and in respect of the effect of such developments on the Company's results. These assumptions, forecasts and estimates reflect the current views of the Company with respect to future events. Although the management is of the opinion that this view is realistic, no guarantee can be given that the expected developments will actually occur. Many factors may cause the actual developments to be materially different from the expectations expressed here. Such factors include, for example, changes in general economic and business conditions, fluctuations in currency exchange rates or interest rates, the introduction of competing products, the lack of acceptance for new products or services and changes in business strategy.

Contents

CONSOLIDATED FINANCIAL STATEMENTS



CONTROL | ON TRACK FOR A SMOOTH JOURNEY.

Gaining your trust through control. Monitoring and controlling vehicle dynamics. Our tires recognize the state of the road and keep you on the straight and narrow.



SUPPLEMENTAL DISCLOSURE PURSUANT TO SECTION 292 a HGB (GERMAN COMMERCIAL CODE)

The following consolidated financial statements, comprising the consolidated balance sheets as of December 31, 2002 and 2001, the consolidated statements of income, consolidated statements of cash flows and the statements of changes in consolidated shareholders' equity for the years ended December 31, 2002 and 2001, have been prepared in accordance with US Generally Accepted Accounting Principles (US GAAP). Financial information in this annual report relating to periods prior to 1998 refers to previously published material prepared in accordance with the German Commercial Code (HGB).

We have supplemented the consolidated financial statements, presented in the Corporation currency (euros), with a group management report and additional information pursuant to the provisions of section 292 a HGB, exempting the need to prepare consolidated financial statements according to HGB. The consolidated financial statements thus comply with the EU Fourth and Seventh Directives. The guidance of the German Accounting Standards Committee e.V. was taken into account for the interpretation of these directives. The financial statements will be filed with the commercial register of the Hanover Local Court under HRB No. 3527.

Statutory exemption provisions applying to German companies | In accordance with section 264 (3) HGB, statutory exemption provisions have been applied to the following German corporations with which Continental has profit and loss transfer agreements:

Conti Versicherungsdienst Versicherungsvermittlungs mbH, Hanover, Continental Caoutchouc-Export-AG, Hanover, ContiTech Antriebssysteme GmbH, Hanover, ContiTech Elastomer-Beschichtungen GmbH, Northeim, ContiTech Formpolster GmbH, Hanover, ContiTech Holding GmbH, Hanover, ContiTech Luftfedersysteme GmbH, Hanover, ContiTech Profile GmbH, Hanover, ContiTech Schlauch GmbH, Hanover, ContiTech Transportbandsysteme GmbH, Hanover, ContiTech Vibration Control GmbH, Hanover, Formpolster GmbH, Löhne-Gohfeld, Göppinger Kaliko GmbH, Eislingen, ContiTech Techno-Chemie GmbH, Karben, UMG Beteiligungsgesellschaft mbH, Hanover, UNIROYAL ENGLEBERT Reifen GmbH, Hanover, Vergölst GmbH, Bad Nauheim, Conti Temic microelectronic GmbH, Nuremberg, TEMIC Automotive Electronic Motors GmbH, Berlin, ASM Automobil-System-Montagen GmbH, Haldensleben.

In addition, the statutory exemption provisions set out in section 264b HGB have been applied to the following partnerships:

Continental Teves AG & Co. oHG, Frankfurt/Main, Continental ISAD Electronic Systems GmbH & Co. oHG, Landsberg, and ContiTech Kühner GmbH & Co. KG, Oppenweiler.

Explanation of significant accounting, measurement and consolidation methods used in the exempting consolidated financial statements that differ from German law

Fundamental differences | German and US accounting (US GAAP) represent fundamentally different approaches. While accounting under the Handelsgesetzbuch (HGB – German Commercial Code) emphasizes the principle of prudence and the protection of creditors, the primary goal of US GAAP is to present shareholders with useful information relevant to their decisions. Therefore, US GAAP places more importance than HGB on the comparability of annual financial statements between accounting periods and companies as well as on the matching of earnings to accounting periods.

Unrealized gains | HGB requires the principle of imparity, which allows only unrealized losses to be recognized in the financial statements, whereas US GAAP also recognizes certain unrealized gains. This applies in particular to unrealized gains resulting from the translation of foreign currencies at the balance sheet date and to certain financial derivatives.

According to HGB, securities are carried at the lower of cost or market. US GAAP, on the other hand, requires that securities be carried at their higher fair value in certain cases.

Goodwill | Since 2002, goodwill arising on acquisitions is no longer subject to amortization under US GAAP. Instead the book value is regularly reviewed for impairment. The option available under HGB to charge goodwill directly to shareholders' equity does not exist.

Leasing | Compared with HGB, US GAAP tends to require more often that leased assets be carried in the accounts of the lessee.

Deferred taxes | In contrast to HGB, US GAAP requires deferred taxes to be recognized not only for liabilities but also for deferred tax assets resulting from temporary differences between the tax base and carrying amounts in the financial statements. In addition, US GAAP defines the basis for measuring deferred taxes much more broadly. Correspondingly, deferred taxes are also recognized for tax loss carryforwards, reflecting the future economic benefit of reduced tax payments. The future tax benefit is capitalized in full and written down if the benefit is less likely than not to be realized.

Treasury stock | In accordance with HGB, treasury stock is classified as marketable securities for the period the shares are held in treasury and not intended to be retired. Unrealized losses from share price movements are charged to income. Under US GAAP, treasury stock is deducted from equity at acquisition cost for the period the shares are held in treasury. Share price changes are not taken into consideration.

Issuing costs | Under HGB, the costs for initial public offerings and capital increases are charged to income. Under US GAAP, these costs are netted directly against the increased shareholders' equity, with no effect on income.

Under HGB, costs for issuing convertible bonds are also charged directly to income, whereas they are amortized over the term of the bonds under US GAAP.

Minority interests | Under US GAAP, minority interests are not reported as a component of shareholders' equity.

Pension accruals | In contrast to the German net present benefit method used for tax purposes, the measurement of pension accruals reflects assumed wage and salary increases. The calculation is not based on the discount rate of 6% used for tax purposes, but rather on country-specific long-term interest rates. In addition to pensions, this also applies to other post employment obligations, and in particular to health care costs for retired employees in the US.

This measurement results in higher total liabilities. New actuarial estimates and assumptions for the determination of the obligations are defined at the beginning of each fiscal year. If the liabilities reported on the balance sheet differ by more than 10% from the new actuarial value, the difference is amortized over the average remaining service life before retirement.

Similar procedures exist for those countries in which pension trusts are used to fund the pension liabilities; the funds are valued using the medium-term expected yield. Deviations from the actual earnings amounting to more than 10% of the total fund assets are amortized over the average remaining service life. Fund assets may only be used to pay plan member pensions and fund management. These assets are netted against the related accrued pension liabilities, and earnings from the funds are netted against the period costs for the accrued liabilities. The amounts netted are disclosed in the notes.

Other accrued liabilities | Recognition of accrued liabilities is far more restricted in US GAAP than under HGB. In principle, there is no qualitative distinction between accrued liabilities and other liabilities in US GAAP. Only binding obligations which can be reliably estimated are recognized. If the amount or timing of such obligations is uncertain, they may not be recognized in the balance sheet, or only up to that amount which is highly probable and reliable. This results in losses or expenses being matched to the periods in which they occur and not to the periods in which they are anticipated, such as deferred maintenance.

STATEMENT OF THE EXECUTIVE BOARD

The Executive Board of Continental AG is responsible for the preparation, completeness and integrity of the consolidated financial statements, the group management report and the other information provided in the annual report. The consolidated financial statements were prepared in accordance with US Generally Accepted Accounting Principles and include any necessary and appropriate estimates. The group management report contains an analysis of the net assets, financial position and results of operations of the Corporation, as well as further information provided in accordance with the provisions of the German Commercial Code.

An effective internal management and control system is used to ensure that the information used for the preparation of the consolidated financial statements, including the group management report, and internal reporting is reliable. This includes standardized guidelines at Corporation level for accounting and risk management in accordance with section 91 (2) of the German Stock Corporation Act and an integrated financial control concept as part of the Corporation's value-oriented management, plus internal audits. The Executive Board is thus in a position to identify significant risks at an early stage and to take countermeasures.

The Supervisory Board of Continental AG appointed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover, as the auditors for the year ended December 31, 2002 pursuant to the resolution passed at the Annual Shareholders' Meeting. KPMG audited the consolidated financial statements prepared in accordance with US Generally Accepted Accounting Principles and confirmed that the conditions required for the Corporation to be exempted from its duty to prepare consolidated financial statements under German accounting law in accordance with section 292 a HGB have been fulfilled. The auditors issued the report presented on the following page.

The consolidated financial statements, the group management report, the auditors' report and the risk management system will be discussed in detail by the Audit Committee of the Supervisory Board together with the auditor's. These documents will then be discussed with the entire Supervisory Board at the meeting of the Supervisory Board held to approve the financial statements.

Hanover, March 10, 2003

The Executive Board

INDEPENDENT AUDITOR'S REPORT

We have audited the consolidated financial statements, comprising the income statement, the balance sheet, the statements of cash flows and changes in shareholder's equity as well as the notes to the financial statements prepared by the Continental Aktiengesellschaft, Hanover, for the business year from January 1 to December 31, 2002. The preparation and the content of the consolidated financial statements in accordance with Accounting Principles Generally Accepted in the United States of America (US GAAP) are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with Accounting Principles Generally Accepted in the United States of America.

Our audit, which also extends to the group management report prepared by the Company's management for the business year from January 1 to December 31, 2002, has not led to any reservations. In our opinion on the whole the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from January 1 to December 31, 2002 satisfy the conditions required for the Company's exemption from its duty to prepare financial statements and a the group management report in accordance with German law.

Hanover, March 10, 2003

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Zehnder	Papenberg
Wirtschaftsprüfer	Wirtschaftsprüfer

CONSOLIDATED STATEMENTS OF INCOME

in millions of €	See Note	2002	2001
Sales	27	11,408.3	11,233.3
Cost of sales		- 8,919.0	- 9,306.1
Gross profit on sales		2,489.3	1,927.2
Research and development expenses		- 491.2	- 459.3
Selling and logistics expenses		- 725.9	- 709.0
Administrative expenses		- 446.1	- 441.4
Other income and expenses	4	- 144.3	- 388.5
Income from investments	5	12.5	7.2
Earnings before interest and taxes		694.3	- 63.8
Net interest expense	6	- 164.5	- 182.0
Earnings before taxes		529.8	- 245.8
Income tax expense	7	- 289.8	- 57.3
Minority interests		- 14.0	51.4
Cumulative change in accounting principle*	6	–	- 5.9
Consolidated net income/net loss		226.0	- 257.6
Earnings/loss per share (in €)	28	1.75	- 2.05
Fully diluted earnings/loss per share		1.66	- 2.05

See accompanying notes to the consolidated financial statements.

* Net of total deferred taxes of € 3.2 million.

CONSOLIDATED BALANCE SHEETS

Assets

in millions of €	See Note	As of 12/31/2002	As of 12/31/2001
Goodwill	8	1,477.7	1,578.7
Other intangible assets	8	92.6	100.7
Property, plant and equipment	9	2,832.3	3,023.5
Investments	10	146.6	159.9
Fixed assets and investments		4,549.2	4,862.8
Inventories	11	1,067.4	1,177.5
Trade accounts receivable	12	1,137.2	1,273.6
Other assets and amounts receivable	13	460.7	501.0
Cash and cash equivalents	14	429.6	618.1
Current assets		3,094.9	3,570.2
Deferred tax assets	15	266.1	346.0
Deferred pension charges	18	286.9	215.6
Total assets		8,197.1	8,994.6

Shareholders' Equity and Liabilities

in millions of €	See Note	As of 12/31/2002	As of 12/31/2001
Common stock		344.4	343.4
Additional paid-in capital		964.3	965.1
Retained earnings		708.0	482.0
Accumulated other comprehensive income		- 218.0	- 85.6
Treasury stock		- 83.5	- 158.2
Shareholders' equity	16	1,715.2	1,546.7
Minority interests		92.2	101.4
Pension liabilities	18	1,184.6	1,202.2
Accrued and deferred income taxes payable	19	533.3	423.5
Accruals for other risks	20	657.2	590.8
Indebtedness	21	2,328.6	3,219.2
Trade accounts payable		978.8	952.2
Other liabilities	22	707.2	958.6
Total liabilities and shareholders' equity		8,197.1	8,994.6

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

in millions of €	2002	2001
Consolidated net income/net loss	226.0	- 257.6
Minority interests	14.0	- 51.4
Cumulative change in accounting principle	–	5.9
Depreciation and amortization of fixed assets and investments	671.1	895.2
Equity in earnings of associates	- 1.6	- 3.6
Gain/loss from disposal of fixed assets and investments	- 26.1	22.2
Change in pension liabilities	35.6	55.8
Subtotal	919.0	666.5
Changes in		
inventories	39.3	104.1
trade accounts receivable before sale of accounts receivable	65.4	- 220.9
sale of accounts receivable	- 95.9	86.1
other assets and amounts receivable	174.8	- 148.5
trade accounts payable	70.0	66.6
other liabilities	252.2	289.0
Contributions to pension funds	- 159.0	- 132.5
Net cash provided by operating activities	1,265.8	710.4
Proceeds from disposal of fixed assets	53.2	50.8
Capital expenditures on property, plant, equipment and software	- 620.0	- 746.6
Proceeds from the sale of subsidiaries	5.4	30.6
Acquisition of companies	- 228.1	- 406.6
Acquisition/disposal of investments	4.9	- 49.7
Cash used for investing activities	- 784.6	- 1,121.5
Cash flow before financing activities	481.2	- 411.1
Short-term borrowings	- 126.8	163.6
Proceeds from issuance of long-term debt	36.8	1,151.0
Principle repayments on long-term debt	- 638.4	- 446.4
Sale of treasury stock	69.6	–
Proceeds from issuance of shares	5.3	3.7
Dividends paid	–	- 64.1
Cash flow used for/provided by financing activities	- 653.5	807.8
Change in cash and cash equivalents	- 172.3	396.7
Cash and cash equivalents at January 1	618.1	215.8
Effect of exchange rate changes on cash and cash equivalents	- 16.2	5.6
Cash and cash equivalents at December 31	429.6	618.1
The following payments are included in net cash provided by operating activities:		
Interest paid	- 210.7	- 204.7
Income taxes paid	- 89.1	- 52.4

See accompanying notes to the consolidated financial statements.

STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY

	Number of shares	Common stock	Additional paid-in capital	Retained earnings	Other comprehensive income			Treasury stock	Total
in millions of €	(thousands)				currency translation	Difference from additional minimum pension liability[1]	Difference from cash flow derivative instruments[2]		
At 1/1/2001	125,716	342.5	962.3	803.7	- 91.9	- 14.3		- 158.2	1,844.1
Consolidated net loss				- 257.6					- 257.6
Other comprehensive income					43.6	- 4.8	- 18.2		20.6
Issue of shares	319	0.9	2.8						3.7
Cash dividends				- 64.1					- 64.1
At 12/31/2001	126,035	343.4	965.1	482.0	- 48.3	- 19.1	- 18.2	- 158.2	1,546.7
Consolidated net income				226.0					226.0
Other comprehensive income					- 112.7	- 17.7	- 2.0		- 132.4
Issue of shares	399	1.0	4.3						5.3
Sale of treasury stock[3]	3,762		- 5.1					74.7	69.6
At 12/31/2002	130,196	344.4	964.3	708.0	-161.0	- 36.8	- 20.2	- 83.5	1,715.2

See accompanying notes to the consolidated financial statements.

[1] Net of total deferred taxes of € 19.7 million, thereof € 5.9 million in 2002 (2001: € 3.4 million).

[2] Net of total deferred taxes of € 10.8 million (2001: € 9.9 million).

[3] As of December 31, 2002, 4,327 (2001: 8,089) thousand shares were held and as of March 10, 2003, 4,327 thousand shares were held. It is not intended to retire the treasury stock.

STATEMENTS OF CHANGES IN CONSOLIDATED FIXED ASSETS AND INVESTMENTS

	Acquisition/Construction cost					
in millions of €	1/1/2002	Currency changes	Additions	Transfers	Disposals	12/31/2002
Goodwill	2,029.0	- 54.6	1.8	–	159.4	1,816.8
Other intangible assets	308.8	- 5.3	32.0	5.1	11.5	329.1
Advances to suppliers	6.4	–	9.9	- 5.1	–	11.2
Intangible assets	2,344.2	- 59.9	43.7	–	170.9	2,157.1
Land, land rights and buildings including buildings on land not owned	1,457.9	- 63.1	26.2	36.2	65.6	1,391.6
Technical equipment and machinery	5,145.8	- 314.0	228.1	312.4	244.9	5,127.4
Other equipment, factory and office equipment	814.3	- 21.6	74.5	24.3	63.1	828.4
Advances to suppliers and assets under construction	394.2	- 15.7	252.4	- 372.9	–	258.0
Property, plant and equipment	7,812.2	- 414.4	581.2	–	373.6	7,605.4
Shares in affiliated companies	3.6	–	0.3	–	0.6	3.3
Shares in associated companies	77.6	–	6.7	–	0.5	83.8
Other investments	9.9	- 0.5	5.7	0.8	2.8	13.1
Loans to parties other than associates and affiliates, where a share interest is held	2.4	–	–	–	–	2.4
Securities held as investments	12.6	–	–	- 0.8	–	11.8
Other loans granted and financial assets	65.2	- 8.9	0.8	–	13.9	43.2
Investments	171.3	- 9.4	13.5	–	17.8	157.6
	10,327.7	- 483.7	638.4	–	562.3	9,920.1

	Depreciation/Amortization					Net book values	
1/1/2002	Currency changes	Additions	Transfers	Disposals	12/31/2002	12/31/2002	12/31/2001
450.3	- 8.7	48.9	–	151.4	339.1	1,477.7	1,578.7
214.5	- 2.3	46.3	–	10.8	247.7	81.4	94.3
–	–	–	–	–	–	11.2	6.4
664.8	- 11.0	95.2	–	162.2	586.8	1,570.3	1,679.4
675.4	- 25.5	48.5	0.9	52.0	647.3	744.3	782.5
3,506.5	- 215.5	441.5	- 13.1	225.2	3,494.2	1,633.2	1,639.3
599.7	- 15.3	83.8	16.2	57.5	626.9	201.5	214.6
7.1	0.3	1.3	- 4.0	–	4.7	253.3	387.1
4,788.7	- 256.0	575.1	–	334.7	4,773.1	2,832.3	3,023.5
1.2	–	–	–	0.1	1.1	2.2	2.4
5.7	–	0.8	–	–	6.5	77.3	71.9
1.0	–	–	0.3	1.0	0.3	12.8	8.9
1.2	–	–	–	–	1.2	1.2	1.2
1.7	–	–	–	0.1	1.6	10.2	10.9
0.6	–	–	- 0.3	–	0.3	42.9	64.6
11.4	–	0.8	–	1.2	11.0	146.6	159.9
5,464.9	- 267.0	671.1	–	498.1	5,370.9	4,549.2	4,862.8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 | Accounting Principles

In fiscal year 2002, we introduced an expanded classification of the statements of income and the consolidated balance sheets as part of our effort to integrate our external and internal accounting structures. The annual financial statements for 2002 are presented in this new structure with the prior year figures re-stated accordingly. The presentation of the statements of changes in consolidated shareholders' equity and the statements of cash flow were also adjusted in line with these changes. These changes improve the overall transparency, especially the reconciliation to the segment reporting.

Consolidation | The consolidated financial statements include all major subsidiaries in which Continental AG directly or indirectly holds a majority of voting rights. Significant investments where Continental holds between 20% and 50% of the voting rights ("associated companies") are accounted for using the equity method. Other investments are carried at acquisition cost.

Consolidation is based on the purchase accounting method, eliminating the acquisition cost against the parent company's interest in shareholders' equity at the date of acquisition. Any difference between the acquisition cost and the interest in shareholders' equity is first allocated to the subsidiary's net assets to report them at fair value. Any unallocated amount is capitalized as goodwill. Since 2002, goodwill is no longer subject to regular amortization, instead, the book value goodwill is regularly reviewed for impairment and written down to the lower fair value if necessary. Recorded goodwill is adjusted for changes in pre-acquisition contingencies or for restructuring committed within 12 months of the acquisition. Any subsequent reversal of restructuring accruals is first charged against the remaining goodwill. Similarly, tax refunds from claims made before the date of acquisition are credited directly to goodwill, where no receivable was recognized at the time of acquisition.

The effects of intercompany transactions are eliminated.

Foreign currency translation | Generally, the assets and liabilities of foreign subsidiaries having a functional currency other than the euro are translated into euros at the year-end middle rates. The statement of income is translated at average rates for the year. The translation adjustments are charged to other comprehensive income, without deferred taxes.

Monetary assets and liabilities of subsidiaries in hyperinflationary economies are translated at year-end spot rates, and non-monetary items are translated at historical rates. Translation adjustments are recognized in income. Depreciation, amortization and gains or losses from the disposal of noncurrent assets in hyperinflationary economies are determined on the basis of historical rates.

Foreign currency adjustments arising from the year-end translation of intercompany financing are charged directly to other comprehensive income, provided the financing is in the functional currency and repayment is not expected in the foreseeable future. Tandem currencies are used where the functional currency is not accessible.

The following table summarizes the exchange rates of the major currencies used in translation:

Currencies	Spot rates		Average rates for the year	
€1 in	12/31/2002	12/31/2001	2002	2001
USD	1.04	0.88	0.95	0.90
GBP	0.65	0.61	0.63	0.62
SEK	9.15	9.34	9.16	9.25
SKK	41.67	42.74	42.67	43.28
ZAR	8.92	10.36	9.89	7.71
MXN	10.72	8.08	9.15	8.38
BRL	3.69	2.06	2.78	2.10
CZK	31.60	31.98	30.81	34.04

Revenue recognition | Only product revenues are classified as sales. Ancillary income is netted with the related expenses.

Product-related expenses | Costs for advertising, sales promotion and other sales-related items are expensed as incurred. General provisions are set up for possible warranty claims on sold products on the basis of past experience and legal or contractual terms. Additional liabilities may be recognized for specific cases.

Research and development | Costs relating to research and development are expensed as incurred. These also include expenses for customer-specific applications, prototypes and testing. Contributions and reimbursements from customers are netted against expenses at the time of billing.

Earnings per share | Earnings per share are calculated on the basis of the weighted average number of shares outstanding. Treasury shares are deducted for the period held in treasury. The fully diluted earnings per share also include the potential conversion of option rights.

Intangible assets | Up to and including 2001, goodwill arising on acquisitions was amortized over a period of 10 to 20 years. Since 2002, goodwill is no longer amortized but regularly reviewed for impairment. Other purchased intangible assets are carried at acquisition cost and amortized over a useful life of 3 to 7 years using the straight-line method.

Property, plant and equipment | Property, plant and equipment is valued at acquisition or construction cost, less straight-line depreciation. The construction cost consists of direct costs, material and attributable manufacturing overhead, including depreciation. It also includes financing costs for long-term construction if a direct allocation is possible. The useful lives are summarized as follows:

up to 33 years
for buildings and land improvements,
up to 10 years
for technical equipment and machinery, and
2 to 7 years
for factory and office equipment.

Leasing | Continental leases property, plant and equipment, especially buildings. The leases are accounted for in accordance with the principle of economic ownership.

Impairment of property, plant and equipment | The Company reviews developments that could indicate a possible impairment of property, plant and equipment from ongoing business activities.

When an impairment appears probable, the future undiscounted cash flows are compared with the related book value. If the cash flow value is lower, the book value is adjusted to the lower fair value.

In the event of a commitment to dispose of property, plant, equipment or business operations, the related book values are written down to the expected proceeds.

Marketable securities and equity investments | Marketable securities are valued at cost if they are held to maturity. Write-downs are made in the event of an impairment.

Current assets | These comprise inventories, accounts and other amounts receivable, marketable securities, and cash and cash equivalents. Amounts with a maturity of more than one year are indicated in the notes.

Inventories | These are carried at the lower of acquisition, production, or replacement cost, provided they do not exceed the net realizable value. Acquisition cost is determined using the weighted-average method. Production cost includes direct costs, production-related material costs and overheads, as well as depreciation. Appropriate valuation allowances are made for excess or obsolete goods.

Sales of financial assets/asset backed securitization program | Continental sells trade accounts receivable in particular under asset backed securitization programs. The group companies making the sales manage the accounts receivable and collection.

The retained interests in the accounts receivable sold are deducted from the trade accounts receivable and classified as other assets.

Financial instruments | Continental uses derivative financial instruments solely for hedging purposes. A highly effective hedge exists when movements in the derivative closely and effectively counteract the exposure of the underlying transaction. All derivative financial instruments are reported at market value in the balance sheet. Where hedge accounting is applied, changes in the market value of cash flow hedges are charged directly to equity, whereas changes in fair value hedges are recognized in income as part of net interest expense. The total change in market value is reported as indebtedness on the balance sheet.

Stock option plans | Employee stock option plans are accounted for in accordance with APB 25, which deals with the reporting of stock options granted to employees. An option is only charged to income if the issue price is less than the fair value of the shares. The comparative amounts, showing the effects on earnings determined in accordance with FAS 123, are disclosed on a pro forma basis.

Pension liabilities | Pension liabilities are actuarily determined pursuant to FAS 87, using the projected unit credit method reflecting salary, pension and employee fluctuation trends. The discount rate is based on long-term loans in the respective capital market.

Pension liabilities for some foreign companies are covered by pension funds. In addition, corresponding accruals have been set up for employee benefit entitlements under national laws.

The obligations for post-retirement healthcare benefits in the US, including non-vested rights, are recognized as liabilities in accordance with FAS 106.

Restructuring accruals | Restructuring accruals are only recognized if a formal, approved plan containing all necessary information about the measures to be taken exists before the balance sheet date, the measures are taken as quickly as possible in compliance with applicable laws in the affected country and the Corporation has communicated the necessary information.

Accounting for income taxes | Income taxes are measured using the liability method. Expected tax payments and refunds from temporary differences between the financial statements and the tax base as well as from loss carryforwards are recognized as deferred taxes. The deferred tax assets and liabilities are measured at the applicable enacted future tax rates. No deferred tax is recognized for nondeductible goodwill. The effect of changes in tax rates is recognized during the period in which the law is changed.

The deferred tax assets and liabilities are netted by maturity within individual companies or tax consolidated entities. Valuation allowances are only provided for deferred tax assets if a tax saving is less likely than not.

Estimates | In order to ensure the proper and complete preparation of the consolidated financial statements, management must make estimates and assumptions affecting the assets, liabilities, and disclosures in the notes as well as the income and expenses for the period. Actual amounts may differ from the estimates. The most important estimates and assumptions relate to pensions, taxes, impairments, warranties, litigation and environmental risks, as well as the useful lives of noncurrent assets.

New accounting principles

Goodwill | Continental adopted FAS 141 ("Business Combinations") and FAS 142 ("Goodwill and Other Intangible Assets") at the beginning of fiscal year 2002. These rules have substantially changed the accounting for mergers, goodwill, and intangible assets. FAS 141 eliminates the pooling-of-interests method for mergers, and also specifies the criteria for the separate recognition of intangible assets and goodwill. FAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized. Instead, they are to be reviewed for impairment (at least once a year) and written down if necessary. However, individually recognized intangible assets with a definite useful life will continue to be subject to amortization.

Impairment of property, plant and equipment | Continental adopted FAS 144 ("Accounting for the Impairment or Disposal of Long-Lived Assets") at the beginning of 2002. This accounting standard supersedes FAS 121 and removes goodwill from its scope. It also replaces the recoverability review with a probability-weighted cash flow test. FAS 121 still applies to assets that are held for sale, although FAS 144 expands the scope of application to discontinued operations.

Warranty accruals | Continental adopted FIN 45 ("Guarantor's Accounting and Disclosure Requirements for Guarantees") affecting product warranty disclosure for the first time for fiscal year 2002. A supplementary table showing the developments in warranty accruals was therefore added to the section on accruals for other risks.

Dismantling and restoration costs for property, plant and equipment | Continental adopted FAS 143 ("Accounting for Asset Retirement Obligations") at the beginning of fiscal year 2003. This standard requires dismantling and restoration costs to be recorded as a liability and capitalized as part of the assets book value on acquisition and be subject to depreciation. The first-time adoption of this standard as of January 1, 2003 did not result in any significant effects.

Restructuring accruals | Continental adopted FAS 146 ("Accounting for Costs Associated with Exit or Disposal Activities") at the beginning of fiscal year 2003. This standard replaces EITF 94-3, which required restructuring accruals to be formed as soon as an approved, detailed plan is communicated by the Corporation. Under the new standard, provisions for severance payments must be made pro rata from the time the redundancy plan is made public until the affected employees have been released from their duties. Other exit costs are charged to income at the time a contractual obligation arises or the activities are incurred.

Reporting of stock option plans | Continental adopted the additional disclosure requirements relating to the measurement of stock option plans set out in FAS 148 in fiscal 2002. These disclosure requirements supplement FAS 123 with additional pro forma comparisons and quarterly developments to be published in the interim reports. FAS 148 also allows alternative transition methods for capturing fair value measurements in the income statements. The Corporation plans to continue to apply APB 25.

2 | Companies Consolidated

The consolidated financial statements include, in addition to the parent company, 190 (2001: 188) domestic and foreign companies in which Continental Aktiengesellschaft holds a direct or indirect interest of more than 20% of the voting rights. Of these, 151 (2001: 148) are fully consolidated and 39 (2001: 40) are carried at equity.

Companies whose assets, liabilities, expenses and income, individually and collectively, are of only minor significance for the net assets and results of the Corporation, are not consolidated.

The companies included in consolidation have changed compared with the prior year. Eleven companies that merged with other consolidated companies are no longer included, and two companies were sold or wound up. Fifteen companies were newly incorporated as a result of purchase or formation.

More information on equity interests can be found in the full list of the Corporation's shareholdings filed with the commercial register of the Hanover Local Court under HRB No. 3527.

3 | Acquisition and Sale of Companies

In December 2002, Continental acquired the remaining shares (40%) in Continental Tyre South Africa (Pty) Ltd., from the minority shareholder and therefore held 100% of the shares in this company. The acquisition led to negative goodwill of € 4.1 million which was charged against the existing fixed assets. With effect from January 1, 2003, a company aiming to promote the participation of native South Africans in the local economy acquired 26% of the interests in Continental Tyre South Africa (Pty) Ltd.

As of April 1, 2001, Continental acquired a 60% interest in Temic Telefunken microelectronic GmbH and a 100% interest in Temic Mexico S.A. de C.V., Temic Automotive do Brasil Ltda. and Temic Automotive of North America, Inc. for € 398 million from DaimlerChrysler AG. The purchase agreement provided for reciprocal put and call options for the remaining 40% interest in Temic. As a result of these reciprocal options, Temic was consolidated at 100% as of April 1, 2001, and the obligation to acquire the remaining interest was reported under "Other liabilities". DaimlerChrysler exercised its put option in April 2002. The additional purchase price of € 215 million was paid on April 18, 2002.The acquired assets and assumed liabilities were adjusted to their estimated fair value, based largely on appraisal reports. This resulted in goodwill of € 289 million. During the one year adjustment period, the goodwill was subsequently reduced by € 5.9 million in 2002 for deferred taxes in foreign companies.

The goodwill was amortized in 2001 using the straight-line method on the basis of a useful life of 20 years, resulting in regular amortization of € 10.8 million. In accordance with FAS 142, goodwill was no longer amortized as of 2002.

Continental Corporation's sales would have increased by € 180.5 million in 2001 on a pro forma basis if the transaction had been completed on January 1, 2001. The pro forma information has been compiled exclusively for information purposes and does not necessarily reflect the actual results had the acquisition of Temic already been completed by the date specified.

In connection with the restructuring of the Corporation's trading activities in the UK, the retail chains, mainly National Tyre Service Ltd., were disposed of through a management buy-out. This resulted in a loss on disposal of € 52.6 million in 2001 as well as a further loss of € 8.3 million in 2002.

Other subsidiaries sold in 2001, mainly Deutsche Schlauchboot Hans Scheibert GmbH & Co.KG in Eschershausen, Germany, and Wesbild Ventures Inc. in Toronto, Canada, resulted in a disposal gain of € 23.4 million.

The remaining changes in the scope of consolidation did not have any significant impact on the consolidated financial statements.

4 | Other Income and Expenses

in millions of €	2002	2001
Other expenses	- 182.8	- 461.1
Other income	38.5	72.6
	- 144.3	- 388.5

Other expenses include restructuring costs of € 49.5 million (2001: € 446.2 million). In 2002, other expenses were incurred in connection with the shut-down of the plant in Guadalajara, Mexico, and the discontinuation of the remaining activities in Herstal, Belgium. The investigation into the Gislaved site in Sweden initiated in 2001 resulted in the shut-down in 2002. Expenses were incurred in 2002 in connection with the winding-up of further activities in Cologne, Germany, as well as the sale of the retail activities in the UK. The restructuring measures in 2001 were mainly related to the tire business in Mexico, Herstal, Belgium, and Traiskirchen, Austria, the disposal of the trading activities in the UK, the discontinuation of retreading operations in Bad Nauheim, Germany, and ContiTech Ages in Italy.

Other expenses include the impairment write-down of the remaining goodwill for the tire business in the USA amounting to € 48.9 million. In 2001, there were impairment write-downs on goodwill of € 7.4 million in connection with Gislaved, Sweden, and of € 17.8 million in connection with the tire business in Mexico.

In 2002, expenses from foreign currency transactions were also incurred in the amount of € -23.5 million (2001: € -12.7 million), while gains from the disposal of noncurrent assets amounted to € 26.1 million (2001: € -22.2 million).

The following total employee compensation is included in the statements of income:

in millions of €	2002	2001
Wages and salaries	1,987.0	2,149.4
Social security contributions	526.8	595.9
Retirement benefit costs	136.4	122.5
	2,650.2	2,867.8

The annual average number of people employed by the Corporation was as follows:

	2002	2001
Wage earners	44,140	45,575
Salaried employees	20,987	21,395
	65,127	66,970

The remuneration of the Continental AG's Executive Board totaled € 5.4 million in 2002 (2001: € 3.2 million), of which both fixed and variable remuneration components amounted to € 2.7 million. In addition, former members of the Executive Board and their surviving dependents received payments totaling € 6.6 million (2001: € 9.0 million). Accrued obligations for pensions for former members of the Executive Board and their surviving dependents amounted to € 51.0 million (2001: € 46.7 million). The remuneration for the members of the Supervisory Board of Continental AG in 2002 amounted to € 0.9 million (2001: € 0.2 million), of which € 0.8 million was variable remuneration.

Members of the Executive Board were granted 82,500 (2001: 60,000) subscription rights for the acquisition of Continental shares as part of the 1999 stock option plan. As of December 31, 2002, no advances or loans had been granted to members of Continental AG's Executive and Supervisory Boards.

5 | Income from Investments

in millions of €	2002	2001
Equity in earnings of associates and other investment income	13.3	11.1
Write-downs of investments in associated companies	- 0.8	- 3.9
Income from investments	12.5	7.2

6 | Interest Income/Expense

in millions of €	2002	2001
Interest and similar income	28.0	73.6
Interest and similar expenses	- 208.5	- 264.5
Unrealized gains in the market value of derivative instruments	16.0	8.9
Net interest expense	- 164.5	- 182.0

The Corporation's net interest expense amounted to 1.4% (2001: 1.6%) of sales.

Changes in the market value of derivatives treated as fair value hedges resulted in € 16.0 million (2001: € 8.9 million) being recognized as income in net interest expense. In addition, the first-time mark-to-market of interest rate and currency swaps led to a charge against income of € 5.9 million after taxes in 2001. This was disclosed as a cumulative change in accounting principle.

7 | Income Taxes

The domestic and foreign income tax expense of the Corporation can be summarized as follows:

in millions of €	2002	2001
Current taxes (domestic)	- 137.1	- 44.0
Current taxes (foreign)	- 93.1	- 60.1
Deferred taxes (domestic)	- 19.3	- 32.6
Deferred taxes (foreign)	- 40.3	79.4
Income tax expense	**- 289.8**	**- 57.3**

In 2002, the utilization of loss carryforwards led to a reduction in deferred tax assets of € 3.4 million (2001: € 1.7 million).

The following table shows the reconciliation of the expected to the reported tax expense:

in millions of €	2002	2001
Expected tax expense/income at the domestic tax rate	- 206.6	95.9
Foreign tax rate differences	17.2	- 19.4
Change in valuation allowances for deferred taxes	- 102.9	- 86.5
Nondeductible amortization of goodwill	- 19.1	- 30.4
Effects of impairment of investments	- 2.5	- 31.5
Incentives, holidays, prior-period refunds	25.0	27.5
Effects of change in tax rate	0.8	–
Other	- 1.7	- 12.9
Income tax expense reported in the financial statements	**- 289.8**	**- 57.3**
Effective tax rate in %	**- 54.7**	**23.3**

Foreign tax rate differences to the expected domestic tax rate of 39 % (unchanged from the prior year) result mainly from the lower tax rates in the Czech Republic, Hungary, France and Portugal. The negative difference in the previous year was due to the substantial losses incurred in the tire business in Mexico, particularly through the impairment and the shut-down of facilities, which reduced the expected tax income by the lower local tax rate.

The increase in valuation allowances for deferred tax assets mainly relates to the tax loss carryforwards in the USA. These loss carryforwards are due to the operating losses from the tire business and additional contributions to the pension funds necessitated by the equity market developments. The loss carryforward was partially written down in the amount of € 70.7 million. The remaining increases in the valuation allowance relate to current losses from the tire business in Mexico. In 2001, valuation allowances for deferred tax assets increased by € 86.5 million, mainly in connection with loss carryforwards which are unlikely to be realized for taxation purposes, resulting from facility shutdowns abroad.

The nondeductible amortization of goodwill relates to the impairment of the remaining goodwill from the US tire activities. In 2001, this included the regular amortization of goodwill, as well as write-downs of activities in Mexico and Gislaved, Sweden.

The Flutopfersolidaritätsgesetz (German Flood Victim Solidarity Act), which was enacted on September 21, 2002, has increased the German corporate and therefore the total tax rate for fiscal year 2003 to 40.2%. The domestic net current deferred tax assets were increased by € 0.3 million to reflect the 2003 rate. In 2004, the rate will revert to 39.0%. New tax rates were also introduced in Italy and Rumania; their effect on deferred taxes more than compensated the increase in Germany.

As in 2001, the expansion of production facilities abroad resulted in tax savings and holidays. In addition, taxes not previously recognized as a receivable were refunded.

Deferred tax assets and liabilities are comprised of the following components:

in millions of €	2002	2001
Goodwill and other intangible assets	- 146.9	- 118.0
Property, plant and equipment	- 142.8	- 121.6
Inventories	2.9	- 10.3
Deferred pension charges	- 105.8	- 75.5
Other assets and amounts receivable	16.3	9.7
Pension obligations	75.7	79.0
Other accruals and liabilities	230.2	201.7
Other differences	45.6	54.1
Tax loss carryforwards	279.6	256.2
Valuation allowances	- 226.9	- 124.2
Net deferred taxes	27.9	151.1

As of December 31, 2002, the Corporation's corporate and trade tax loss carryforwards amounted to € 708.7 million (2001: € 653.7 million) and € 8.5 million (2001: € 15.3 million) respectively. Most of the Corporation's existing loss carryforwards relate to foreign subsidiaries and are partly limited in the time allowed to be carried forward. Total valuation allowances of € 226.9 million (2001: € 124.2 million) were recognized for the net deferred tax assets of individual companies which mainly result from loss carryforwards.

No additional taxes, in particular withholding taxes, were recognized for earnings from foreign companies which have not yet been remitted, since these retained earnings are utilized for additions to property, plant and equipment as well as current assets.

NOTES TO THE CONSOLIDATED BALANCE SHEETS

8 | Goodwill and Other Intangible Assets

For changes in intangible assets and property, plant and equipment, refer to the statement of changes in consolidated fixed assets and investments. The main addition to goodwill in 2001 resulted from the acquisition of Temic, which was subsequently reduced by € 5.9 million in 2002. The other additions mainly related to software purchased from third parties. The remaining book values for the intangible assets include in particular the goodwill from the acquisition of Continental Teves (1998).

Other intangible assets as of December 31, 2002 include net book values of € 81.4 million, principally for software, which will continue to be amortized on a regular basis. Regular amortization is as follows: 2003: € 44.0 million; 2004: € 26.7 million; 2005: € 5.4 million; 2006: € 2.9 million; 2007: € 2.1 million.

Due to the unsatisfactory development of earnings in the tire business in North America, the remaining goodwill of € 48.9 million from the US tire business was written down in full as a result of the impairment review and disclosed as a disposal in the statement of changes in consolidated fixed assets and investments.

In 2001, the remaining goodwill of € 17.8 million relating to the fixed assets of the tire business in Mexico was also written down in full as a result of an impairment and disclosed as a disposal in the statement of changes in consolidated fixed assets and investments. This goodwill was first decreased retroactively by € 3.8 million for tax refunds which had not been capitalized as part of the purchase accounting. In addition, in connection with the review of the Gislaved site in Sweden, the related goodwill of € 7.4 million was written down in full as impaired in 2001.

The final settlement of the purchase agreement with ITT Industries relating to the acquisition of the Teves activities and the release of restructuring liabilities set up at the time of the acquisition were credited directly to goodwill in the amount of € 14.4 million in 2001.

Note 26 presents the pro forma effects on the net loss in 2001 and shows earnings per share as if goodwill had not been subject to regular amortization in 2001.

9 | Property, Plant and Equipment

The principal additions were for new products and technologies for electronic and hydraulic brake systems, expansion of tire production capacity at our low-cost locations in the Czech Republic, Rumania, Portugal and Slovakia, as well as new customer projects and the rationalization of production processes at ContiTech's European locations. Disposals consisted mainly of land as well as technically and economically obsolete machinery and equipment.

In 2001, impairment write-downs of € 38.8 million were charged in relation to the restructuring of the tire business in Traiskirchen, Austria, and Herstal, Belgium, and from the review of the Gislaved site in Sweden. In 2002, additional impairment write-downs of € 3.5 million for Herstal, Belgium and € 2.9 million for Traiskirchen, Austria, were charged to income.

In 2001, as a result of sustained operating losses, particularly from low capacity utilization, the property, plant, and equipment of the tire business in Mexico was reviewed for impairment in the course of the restructuring measures. The pre-requisite cash flow test revealed a shortfall. Based on an external appraisal report, property, plant and equipment was therefore depreciated by € 103.3 million to its lower value, and by a further € 33.3 million as a result of the shut-down in Guadalajara. In 2002, a further € 19.1 million was charged as an impairment write-down, mainly for the remaining book values of the machines in Guadalajara.

Property, plant and equipment includes leased buildings, technical equipment and other facilities totaling € 29.8 million (2001: € 31.7 million) where the Corporation is the economic owner due to the type of underlying agreements (capital leases). Depreciation relating to leased assets for the fiscal year amounted to € 1.9 million (2001: € 1.9 million).

10 | Investments

The additions to investments in associated companies include equity income from joint ventures as well as capital increases.

The main investments in associates relate to Shanghai Automotive Brake Systems Co. Ltd. (China), SABA Co. Ltd. (China), FIT Automoción, S.A. (Spain) for Continental Automotive Systems, Compañia Ecuatoriana del Caucho (Ecuador), MC Projects b.v. (Netherlands) for the tire activities and Sandusky Ltd. (USA) for ContiTech. The remaining investments principally relate to interests acquired in e-commerce companies.

11 | Inventories

in millions of €	12/31/2002	12/31/2001
Raw materials and supplies	326.4	360.8
Work in progress	131.8	170.1
Finished goods and merchandise	609.7	647.1
Advances to suppliers	1.6	1.9
Advances from customers	- 2.1	- 2.4
	1,067.4	1,177.5

12 | Trade Accounts Receivable

in millions of €	12/31/2002	12/31/2001
Trade accounts receivable	1,230.1	1,352.6
Allowances for doubtful accounts	- 92.9	- 79.0
	1,137.2	1,273.6

The accounts receivable have been reduced by receivables sold through factoring and asset backed securitization programs totaling € 737.8 million (2001: € 734.1 million). In 2002, no new programs were initiated. The cash flow effect resulting from the factoring and asset-backed securitization programs totaled € 418.0 million (2001: € 513.7 million).

All trade accounts receivable have a maturity of less than one year.

13 | Other Assets and Amounts Receivable

in millions of €	12/31/2002	12/31/2001
Accounts receivable from affiliates and associates	12.5	5.7
Retained interest in the accounts receivable sold	202.1	146.2
Tax refund claims	91.0	124.6
Other assets and amounts receivable	155.1	224.5
	460.7	501.0

€ 16.0 million (2001: € 36.9 million) of other assets and amounts receivable has a maturity of more than one year.

14 | Cash and Cash Equivalents

Cash and cash equivalents comprise bank balances, cash-in-hand, central bank balances and checks. They have an original maturity of three months or less.

15 | Deferred Tax Assets

in millions of €	12/31/2002	12/31/2001
Deferred tax assets, short-term	163.6	217.9
Deferred tax assets from loss carryforwards and other long-term temporary differences	329.4	252.3
Valuation allowances	- 226.9	- 124.2
	266.1	346.0

16 | Shareholders' Equity

Number of no-par value shares	2002	2001
at January 1	126,035,040	125,715,562
Change due to employee shares	341,060	269,478
Change due to conversions and exercise of options	58,000	50,000
Change due to sale of treasury shares	3,762,527	–
at December 31	130,196,627	126,035,040

The subscribed capital increased over the prior year through the issuance of employee stock by € 0.9 million as well as through converted rights by a further € 0.1 million.

Through the resolution passed at the Annual Shareholders' Meeting on May 23, 2001, the Company has an authorized capital stock of € 166 million for the issuance of new shares up to May 22, 2006.

Following the resolution passed at the Annual Shareholders' Meeting on May 29, 2002, the Company has authorized capital stock, of originally € 5.7 million, at its disposal to issue employee shares up to May 28, 2007. Employee shares issued up to the end of 2002 have reduced this authorized capital stock to € 4.8 million.

The resolution passed at the Annual Shareholders' Meeting on May 29, 2002 rescinded authorized capital stock, of originally € 5.1 million, approved on June 4, 1997. The remaining non-issued stock of € 1.9 million expired.

The common stock of the Company amounts to € 344.4 million (gross), or € 333.3 million after deduction of treasury stock held at the balance sheet date. It is divided into 134.5 million (gross) bearer shares.

467,200 of the conversion rights granted under the 1996 stock option plan for members of the Executive Board and senior executives have not yet been exercised. The holder is entitled to convert the related loan for every € 0.51 to one share of Continental AG. 941,000 subscription rights have been issued from the 1,564,664 rights out of the stock option plan set up in 1999 for members of the Executive Board and senior executives. Each option entitles the holder to subscribe one share.

The nominal € 250 million, 2%-coupon, convertible bond issued on October 25,1999, with a maturity in 2004, entitles the right to subscribe for 38.83 shares in exchange of a principal amount of € 1,000. This represents a total entitlement of 9,707,500 no-par value shares.

The Annual Shareholders' Meeting on May 23, 2001 resolved a conditional capital increase of € 140.0 million to grant conversion or option rights for new convertible or warrant bonds.

Through the resolution passed at the Annual Shareholders' Meeting on June 1, 1999, the common stock may be conditionally increased by up to € 29 million for the purposes of issuing conversion or option rights through new convertible or warrant bonds.

The change in conditional capital is shown in the table below:

in millions of €	2002
Conditional capital as of January 1, 2002	170.8
Exercised: Conversion and option rights	- 0.1
Conditional capital as of December 31, 2002	170.7

The reserves include the additional paid-in capital and the surplus reserves of Continental AG of € 972.2 million and € 99.2 million respectively. In 2002, no dividends were distributed for fiscal year 2001 from the retained earnings of Continental AG, which were carried forward on new account instead.

Under the German Stock Corporation Act, the dividends distributable to the shareholders are based solely on Continental AG's net retained earnings as reported in the annual financial statements prepared in accordance with the German Commercial Code. Assuming that the number of treasury shares held at the balance sheet date does not change before the day of the Annual Shareholders' Meeting, and that the Annual Shareholders' Meeting approves the proposed dividend, the dividend-bearing capital amounts to € 333.3 million and the sum to be distributed € 58.6 million. This corresponds to 25.9% of the consolidated net income.

In 2002 and up to and including March 10, 2003, total holdings of the Supervisory Board and the Executive Board amounted to less than 1% of the common stock. In fiscal year 2002, Continental AG announced in accordance with section 15a WpHG (German Securities Trading Act) that a member of the Executive Board had acquired and immediately sold a total of 4,000 shares under a stock option plan.

17 | Stock-Based Compensation

Defined stock option plan | The Company has a defined stock option plan, which was established in 1996. All eligible senior executives are entitled to exercise stock options entitling them to one Continental share under the rules governing the convertible loans. The conversion price corresponds to the stock exchange price of Continental shares on the day the convertible loan was issued. The first half of the conversion rights under the stock option plan may be exercised for the first time after six months and the second half may be exercised for the first time after 24 months. They may not be exercised after 2005.

The conversion rights granted by Continental on the basis of its defined stock option plan changed as follows:

Convertible bond 1996	2002		2001	
	Number of conversion rights	Average exercise price	Number of conversion rights	Average exercise price
in millions of €	1,000 units	€/unit	1,000 units	€/unit
at January 1	581.0	19.01	696.0	18.60
Granted	–	–	–	–
Exercised	58.0	11.48	50.0	10.74
Expired	55.8	19.35	65.0	20.80
Still outstanding at year-end	467.2	19.53	581.0	19.01
Exercisable on December 31	467.2	19.53	581.0	19.01

This is a defined stock option plan that does not lead to recognition of personnel expenses in the consolidated statement of income.

Variable stock option plan | Continental AG adopted a variable stock option plan ("1999 stock option plan") with the consent of the Annual Shareholders' Meeting on June 1, 1999. The purpose of the plan is to be able to grant stock options in the form of subscription rights to certain senior executives and the Executive Board. Each option granted under this plan carries the right to subscribe for one share. These stock options may be exercised after a lock-up period of three years, starting from the date on which the Executive Board (or the Supervisory Board, as appropriate) resolves to grant the options. The corresponding number of shares of Continental AG can be subscribed within certain exercise windows during the subsequent two years.

These subscription rights may, however, only be exercised if the average market price of Continental shares in the Xetra closing auction (average closing price) on the Frankfurt Stock Exchange during the ten trading days prior to the respective exercise window is at least 15% (exercise hurdle) above the average closing price during the ten trading days prior to the issue date.

The subscription price thus amounts to at least 115% of the market price immediately prior to the granting of the options, less a performance discount and an outperformance discount.

The performance discount is calculated as a function of the change in the Corporation's EBIT margin. The outperformance discount is calculated on the basis of the performance of Continental's shares in comparison with the performance of the MDAX.

The 1999 stock option plan developed as follows:

Stock option plan 1999	2002		2001	
	Number of subscription rights	Average exercise price	Number of subscription rights	Average exercise price
in millions of €	*1,000 units*	*€/unit*	*1,000 units*	*€/unit*
at January 1	545.0	21.01	279.5	23.4
Granted	457.5	20.62	326.0	19.02
Exercised	–	–	–	–
Expired	61.5	21.35	60.5	21.38
Still outstanding at year-end	941.0	20.80	545.0	21.01
Exercisable on December 31	107.0	24.13	–	–

In November 2002, the first exercise window for the stock options was reached in line with the conditions of the stock option plan. However, the stock options could not be exercised because the exercise hurdle had not been reached.

The fair value of the variable stock options was calculated at the time the rights were granted on the basis of an option price model that takes the exercise hurdle into account. The fair value is determined on the basis of the following assumptions:

	2002	2001
Fair value	€ 5.59	€ 5.23
Dividend yield	2%	2%
Volatility	28%	27%
Risk-free rate	5%	5%
Period of validity	5 years	5 years

The weighted-average fair value of the variable stock option plan is based on the Black-Scholes method, taking the exercise hurdle into account.

Pro forma calculation | If the cost of the stock option plan had been calculated according to FAS 123 on the basis of the fair value at the time the rights were granted, the consolidated net loss/net income and the earnings per share would have changed as follows:

	2002	2001
Consolidated net income/net loss	226.0	- 257.6
Effect of stock option plans	- 1.2	- 1.2
Pro forma annual result	224.8	- 258.8
Earnings per share before pro forma effects	1.75	- 2.05
Cost of the stock option plans	- 0.01	- 0.01
Pro forma earnings per share	1.74	[illegible]
Fully diluted earnings per share before pro forma effects	1.66	- 2.05
Cost of the stock option plans	- 0.01	- 0.01
Pro forma fully diluted earnings per share	1.65	[illegible]

18 | Pensions and Similar Obligations

Pensions and similar obligations relate to:

Pension plans | In Germany, Austria, Belgium, the United Kingdom, the US and Portugal, pension obligations exist as both general and individual plans. In the US and the United Kingdom, pension assets have been set aside to fund these agreements. The plan assets are netted against the related pension accruals.

Pensions and similar obligations cover the following items:

in millions of €	12/31/2002	12/31/2001
Pension accruals (unfunded obligations and net liabilities from obligations and related funds)	884.6	862.4
Deferred pension charges (net assets from pension obligations and related funds)	286.9	215.6
Accruals for other post-employment benefits	277.0	318.6
Accruals for similar obligations	23.0	21.2

The balance sheet amounts for pension obligations for Germany, the US, the UK and other countries are shown in the following table.

Pension accruals increased over the prior year, principally due to the additional minimum liability of € 20.1 million for the obligations in the UK that arose for the first time. The deferred pension charges resulting from the difference between pension obligations and related funds increased through the contributions to the American funds. The substantial drop in the dollar exchange rate compensated this increase. This translation also compensated for the increase in the medical provision in the USA.

The following information about Continental's pension plans is divided into US, German and UK pension plans, as well as other pension plans, mainly those in Austria. The other obligations relate to termination payment plans.

PENSION PLANS

in millions of €	12/31/2002				12/31/2001			
	Germany	US	UK	Other	Germany	US	UK	Other
Change in projected benefit obligations								
Projected benefit obligations at beginning of year	799.0	659.4	82.6	68.9	720.9	530.2	187.6	54.2
Foreign currency translation	–	- 106.1	- 5.5	- 1.3	–	30.7	2.1	0.6
Current service cost	21.4	19.6	4.6	3.3	18.1	16.6	3.4	3.4
Interest on projected benefit obligations	47.2	42.1	4.7	4.1	44.4	40.2	4.5	4.7
Plan amendments	–	2.7	–	–	–	31.5	–	1.9
Actuarial gains/losses	4.1	15.8	3.5	0.9	11.1	40.9	- 1.8	- 4.4
Changes due to curtailments/settlements	–	–	–	- 3.1	–	–	–	- 5.5
Acquisition, disposal and other changes*	- 0.1	–	–	–	47.3	–	- 110.4	17.9
Benefit payments	- 42.9	- 29.3	- 2.8	- 15.2	- 40.0	- 30.7	- 2.8	- 3.9
Reinsurance policy	- 0.2	–	–	–	- 2.8	–	–	–
Projected benefit obligations at year-end	828.5	604.2	87.1	57.6	799.0	659.4	82.6	68.9
Change in plan assets								
Fair value of plan assets at beginning of year	–	613.9	67.7	20.3	–	516.0	193.1	18.2
Foreign currency translation	–	- 99.6	- 3.9	- 2.3	–	29.5	1.8	1.2
Actual return on plan assets	–	- 67.8	- 12.9	2.2	–	- 30.4	- 17.7	1.2
Employer contributions	–	153.3	4.3	1.4	–	129.5	2.6	0.4
Employee contributions	–	–	1.0	–	–	–	–	–
Acquisition, disposal and other changes*	–	–	–	–	–	–	- 109.3	4.0
Benefit payments	–	- 29.3	- 2.8	- 2.7	–	- 30.7	- 2.8	- 4.7
Fair value of plan assets at year-end	–	570.5	53.4	18.9	–	613.9	67.7	20.3

* In 2002, these amounts are due to the disposal of a company. In 2001 they mainly comprise € 53.7 million from pension obligations assumed as a result of the acquisition of Temic as of April 1, 2001, and € 111.2 million, less plan assets of € 110.1 million from the disposal of the trading activities in the UK.

The following table shows the reconciliation of the funded status to the amounts contained in the balance sheet:

in millions of €	12/31/2002				12/31/2001			
	Germany	US	UK	Other	Germany	US	UK	Other
Funded status*	- 828.5	- 33.7	- 33.7	- 38.7	- 799.0	- 45.5	- 14.9	- 48.6
Unrecognized actuarial gains/losses	47.9	248.1	32.0	2.4	44.3	159.4	14.0	0.5
Unrecognized prior service cost from plan amendments	- 0.6	64.6	–	- 1.0	- 0.6	79.4	–	- 1.8
Additional minimum liability	- 33.7	- 0.2	- 20.1	- 2.5	- 32.7	- 0.1	–	- 1.2
Amount recognized	- 814.9	278.8	- 21.8	- 39.8	- 788.0	193.2	- 0.9	- 51.1
The amount recognized in the balance sheet comprises the following balance sheet items:								
Deferred pension charges	–	280.7	–	6.2	–	207.6	2.9	5.1
Pension accruals	- 814.9	- 1.9	- 21.8	- 46.0	- 788.0	- 14.4	- 3.8	- 56.2
thereof additional minimum liability	- 33.7	- 0.2	- 20.1	- 2.5	- 32.7	- 0.1	–	- 1.2
Other comprehensive income, net	33.7	0.2	20.1	2.5	32.1	–	–	0.8
Net amount recognized	- 814.9	278.8	- 21.8	- 39.8	- 788.0	193.2	- 0.9	- 51.1

* Difference between plan assets and benefit obligations

The assumptions used for calculating the pension obligations with regard to the discount rate used, salary increases and the long-term rates of return on plan assets are established separately for each country.

In the principal pension plans, the following weighted-average assumptions have been used:

in %	12/31/2002				12/31/2001			
	Germany	US	UK	Other	Germany	US	UK	Other
Average valuation factors as of December 31								
Discount rate	5.8	6.8	5.7	5.9	6.0	7.0	6.2	6.7
Expected long-term return on plan assets	–	8.0	7.2	7.1	–	8.5	7.5	10.2
Long-term rate of compensation increase	3.0	4.5	3.7	3.1	3.0	5.0	3.4	3.7

Net pension expenses can be summarized as follows:

in millions of €	12/31/2002				12/31/2001			
	Germany	US	UK	Other	Germany	US	UK	Other
Current service cost	21.4	19.6	3.6	3.3	18.1	16.6	3.4	3.4
Interest cost on projected benefit obligations	47.2	42.1	4.7	4.1	44.4	40.2	4.5	4.7
Expected return on plan assets	–	- 48.0	- 4.9	- 1.9	–	- 47.6	- 6.6	- 2.1
Amortization of actuarial gains/losses	0.1	6.7	1.8	- 0.6	- 0.2	0.4	- 0.5	0.1
Amortization of prior service cost	- 0.1	5.6	–	- 0.1	- 0.1	3.5	–	9.5
Settlement of unvested benefits	–	–	–	- 3.6	–	–	–	- 2.1
Other pension expenses	–	–	- 0.6	0.1	0.3	–	–	0.1
Net periodic pension cost	68.6	26.0	4.6	1.3	62.5	13.1	0.8	13.6

Other post-employment benefits | Certain subsidiaries in the USA grant eligible employees healthcare and life insurance on retirement if they have fulfilled certain conditions relating to age and years of service. These benefits can be altered.

in millions of €	2002	2001
Change in benefit obligations		
Benefit obligations at beginning of year	368.0	326.0
Foreign currency translation	- 79.6	18.3
Current service cost	5.1	5.0
Interest cost on projected benefit obligations	23.4	24.6
Actuarial losses	46.6	16.2
Plan amendments	195.2	–
Benefit payments	- 23.5	- 22.1
Benefit obligations at year-end	535.2	368.0

No separate plan assets have been allocated to these obligations, which are therefore included in the provisions.

The following table shows the reconciliation of the funded status to the amounts contained in the balance sheet:

in millions of €	12/31/2002	12/31/2001
Funded status*	- 535.2	- 368.0
Unrecognized actuarial losses	78.6	25.2
Unrecognized costs from plan amendments	179.6	24.2
Net amount recognized	- 277.0	- 318.6

* Difference between plan assets and benefit obligations

The assumptions used to calculate the healthcare and life insurance benefits with regard to the discount rate used and the increase in healthcare and life insurance benefits vary according to the conditions in the USA. The following weighted-average assumptions were used:

Average valuation factors as of December 31 in %	**2002**	**2001**
Discount rate	6.8	7.0
Rate of increase in healthcare and life insurance benefits in the following year	9.5	8.0
from the 7th year onwards	5.0	5.2

The net costs of healthcare and life insurance benefit obligations can be broken down as follows:

in millions of €	**2002**	**2001**
Current service cost	5.1	5.0
Interest cost on projected benefit obligations	23.4	24.6
Amortization of actuarial losses	0.4	0.1
Amortization of plan amendments	2.7	2.8
	31.6	**32.5**

The following table shows the effects of a one percentage point increase or decrease in healthcare and life insurance benefits.

in millions of €	**2002**	**2001**
1 % increase		
Effects on service and interest costs	0.6	0.5
Effects on benefit obligations	6.9	4.0
1 % decrease		
Effects on service and interest costs	- 3.0	- 3.2
Effects on benefit obligations	- 6.8	- 4.1

Accruals for obligations similar to pensions | Certain Corporation companies have made commitments to employees for a fixed percentage of the employees' compensation. These payments are made when the employees leave the company; in 2002, they amounted to € 3.2 million (2001: € 3.8 million).

19 | Accrued and Deferred Income Taxes Payable

in millions of €	12/31/2002	12/31/2001
Accrued income taxes payable	295.1	228.6
Deferred tax liabilities, short-term	41.3	3.8
Deferred tax liabilities, long-term	196.9	191.1
	533.3	423.5

20 | Accruals for Other Risks

in millions of €	12/31/2002	12/31/2001
Warranties	210.2	132.3
Litigation and environmental risks	103.2	64.9
Restructuring accruals	101.2	115.8
Anniversary bonuses for long-serving employees	27.2	22.7
Other accruals	215.4	255.1
	657.2	590.8

The other accruals mainly relate to other uncertain risks from contractual and similar obligations. € 131.3 million of the accruals for other risks has a maturity of more than one year (2001: € 99.3 million).

Warranties in millions of €	12/31/2002	12/31/2001
Warranty obligations at January 1	132.3	105.1
Utilization	74.1	73.5
Changes in scope of consolidation	–	11.8
Adjustments from changes in assumptions	9.0	–
Additions	151.9	87.8
Exchange rate fluctuations	- 8.9	1.1
Warranty obligations at December 31	210.2	132.3

Restructuring accruals in millions of €	Severance payments	Closure costs	Total
at January 1, 2001	28.3	20.9	49.2
Utilization	5.9	12.6	18.5
Reversal	5.0	1.6	6.6
Additions	74.4	16.6	91.0
Foreign currency translation	0.6	0.1	0.7
at December 31, 2001	92.4	23.4	115.8
Utilization	34.5	10.6	45.1
Reversal	5.0	–	5.0
Additions	41.2	0.8	42.0
Exchange rate fluctuations	- 6.2	- 0.3	- 6.5
at December 31, 2002	87.9	13.3	101.2

€ 45.1 million of the restructuring accruals were mainly utilized for programs from the previous year in connection with the shut-down of the tire businesses in Traiskirchen, Austria and Guadalajara, Mexico, the restructuring of specific Temic sites, the restructuring of ContiTech Ages in Italy and the discontinuation of the retreading activities in Bad Nauheim, Germany. In 2001, restructuring accruals were utilized in connection with the shut-down of the plant in Gretz, France.

As in the previous year, the reversal of € 5.0 million was credited directly to the corresponding goodwill since it related to restructuring accruals set up for the acquisition of companies.

The additions were made for the shut-down of tire production in Gislaved, Sweden, the winding-up of further activities in Cologne, Germany, further expenses for the discontinuation of the remaining activities in Herstal, Belgium and delays in the shut-down of the tire business in Guadalajara, Mexico.

21 | Indebtedness

		thereof with a term of			thereof with a term of	
in millions of €	12/31/2002	up to 1 year	more than 5 years	12/31/2001	up to 1 year	more than 5 years
Bonds[1]	1,333.2	–	518.2	1,533.7	96.9	521.5
Bank loans and overdrafts[2]	686.4	241.9	28.6	1,313.1	292.6	66.5
Lease liabilities	48.9	1.6	39.9	50.4	1.3	44.9
Liabilities on bills drawn and payable	0.2	0.2	–	0.2	0.2	–
Other indebtedness	259.9	177.8	3.1	321.8	261.8	–
	2,328.6	421.1	589.8	3,219.2	652.8	632.9

[1] thereof € 261.5 million (2001: € 258.1 million) in convertible bonds.

[2] thereof € 2.3 million (2001: € 8.8 million) secured by land charges, mortgages, and similar securities.

After subtracting marketable securities and cash and cash equivalents of € 429.6 million (2001: € 618.1 million), the total net indebtedness amounted to € 1,899.0 million (2001: € 2,601.1 million).

Other indebtedness includes a promissory loan of € 60.0 million that matures in 2005. This item also contains € 54.9 million in commercial paper which was issued under Continental AG's € 750 million commercial paper program and was outstanding at the balance sheet date.

Breakdown of bonds

Issuer	Type	Option for	Issuing amount in millions of €	Book value on 12/31/2002	Coupon p.a.	Date of issue/ Maturity	Issue price	Subscription price in €
CAG	Convertible bonds	Shares	250.0	261.5	2.000%	1999/10.2004	100%	25.28
CAG	Convertible loan [1]	Shares	0.5	0.3	6.750%	1996/06.2005	–	min. 10.2
CRoA	Eurobond	–	500.0	487.5	5.250%	1999/07.2006	99.087%	–
CAG	Eurobond	–	500.0	500.0	6.875%	2001/12.2008	99.462%	–
CRoA	Private placements under the MTN program		101.9	83.9	diverse	2001/diverse	diverse	
				1,333.2				

[1] Stock option plan for senior executives.

Continental Rubber of America Corp. issued a Eurobond in the principal amount of € 500 million in 1999 in connection with the financing of an investment in North America. This bond was converted to US dollars through matched interest and currency swaps. As a result, the book value of the bond was treated like a bond denominated in US dollars and translated at € 487.5 million. The € 500 million Eurobond issued by Continental AG in 2001 under its euro medium term note program (MTN) has a volume of € 1,500 million.

Breakdown of financing commitments from banks

Company	Type	Amount in millions of €	Value on 12/31/2002 in millions of €	Interest	Maturity
CAG, CRoA	Syndicated Euroloan	1,500.0	0	variable	2003
CAG	Promissory loans	50.0	50.0	5.53%	2003
CAG	Promissory loans	20.0	20.0	5.66%	2005
CUK	Syndicated Euroloan	123.1	97.4	variable	2006
CM	Syndicated Euroloan	48.0	48.0	variable	2006
CAG, CRoA	Long-term bank loan	120.2	120.2	variable, 5.13%	2006
CRoA	Long-term bank loan	28.8	28.8	6.09%	2007
CM	Long-term bank loan	30.6	30.6	5.07–6.17%	2007
Various bank lines		903.4	291.4	variable	mainly < 1 year
Financing commitments from banks		2,824.1			
Bank loans and overdrafts			686.4		

In order to meet short-term capital requirements during 2002, Continental Corporation made use of the syndicated Euroloan of € 1.5 billion due in December 2003, its commercial paper program, and its various bank lines.

CUK, Continental UK Group Holdings Ltd., West Drayton, United Kingdom
CAG, Continental Aktiengesellschaft, Hanover, Germany
CRoA, Continental Rubber of America Corp., Wilmington, Delaware, USA
CM, Continental Matador s.r.o., Púchov, Slovakia

The indebtedness of € 2,328.6 million will mature within the next five years and thereafter as follows:

Maturity of financial liabilities in millions of €	2003	2004	2005	2006	2007	thereafter
Total indebtedness	421.1	305.1	119.8	842.5	50.3	589.8

At the end of the year, credit lines amounting to € 2,137.7 million (2001: € 1,452.5 million) were still available. Since the maturity of the syndicated Euroloan of € 1.5 billion due in December 2003 is now less than one year, the number of available long-term credit lines fell to € 25.7 million (2001: € 1,028.6 million).

Maturity of lease liabilities in millions of €	2003	2004	2005	2006	2007	thereafter
Lease liabilities	1.6	1.4	2.0	2.0	2.0	39.9

22 | Other Liabilities

in millions of €	12/31/2002			12/31/2001		
	Total	thereof < 1 year	thereof > 5 years	Total	thereof < 1 year	thereof > 5 years
Accounts payable to associates and affiliates	16.4	16.4	–	17.3	17.3	–
Liabilities for personnel expenses, *social security, vacation, early retirement* and workers' compensation	343.5	321.8	7.1	353.1	338.1	3.0
Liabilities for selling expenses	171.7	171.7	–	176.3	176.3	–
Liabilities for VAT and other taxes	54.8	54.8	–	70.5	70.5	–
Liabilities from the option for the remaining interests in Temic	–	–	–	215.3	–	–
Other liabilities	120.8	115.5	0.4	126.1	103.3	0.4
	707.2	680.2	7.5	958.6	705.5	3.4

OTHER DISCLOSURES

23 | Litigation and Compensation Claims

Various lawsuits, official investigations, administrative proceedings, and other claims against consolidated companies are pending, or may be initiated or asserted in the future. In Continental's opinion, these pending lawsuits are proceedings that, apart from those mentioned below in the context of the closure of the Herstal plant, are related to the Corporation's normal business.

These include in particular claims brought against our US subsidiaries for property loss, personal injury and death allegedly caused by faults in our products. Claims for physical and financial damages are being asserted, and in some cases punitive damages are being sought. The outcome of individual proceedings, which are generally decided by a lay jury in a court of first instance, cannot be predicted with any certainty. There is a possibility that Continental may incur substantial expenses which exceed the accruals set up, as a result of the final judgments or settlements in some of these cases. As from 2002, we significantly increased the deductible in our insurance coverage for such product liability risks at the US companies, after market developments in the industrial insurance sector led to large increases in the premiums.

In connection with the closure of the Herstal facility belonging to Continental Benelux S.A., a large number of former employees have brought cases against this company and its board of directors before the commercial and labor courts in Liège, Belgium. They are seeking real and financial damages, claiming that the company violated company law, labor law and co-determination law. Continental believes these claims to be unjustified and will take all necessary measures to defend itself. However, the outcome of these proceedings and the length of time before a final decision is reached cannot be predicted with any certainty.

The outcome of the pending cases or potential cases brought against the Corporation's companies in the future may, individually or as a whole, have a material effect on Continental's earnings. However, in view of the existing accruals, the obligations that may potentially result from such pending cases will not, in our opinion, have a material effect on the Corporation's net assets.

24 | Commitments and Contingencies

in millions of €	12/31/2002	12/31/2001
Contingent liabilities on bills of exchange	99.7	103.8
Liabilities on guarantees	47.1	30.2
Liabilities on warranties	4.4	2.1

The commitments and contingencies relate primarily to guarantees for the liabilities of unconsolidated associated companies and third parties, as well as to contractual warranties of joint ventures.

Continental may be subject to obligations relating to environmental issues under governmental laws and regulations or as a result of various claims and proceedings that are pending or that might be asserted or initiated. Estimates of future expenses are naturally subject to many uncertainties, such as the enactment of new laws and regulations, the development and application of new technologies, and the identification of contaminated land or buildings for which Continental is legally liable.

Continental conducts recall and voluntary exchange actions for products it has sold, as prescribed by law or deemed necessary and appropriate in order to ensure customer satisfaction and compliance with its own safety standards. The Corporation's warranty accruals also include the estimated expenses for such measures. Estimates of expected expenses are primarily based on previous experience and are naturally subject to numerous uncertainties, such as the enactment of new laws and regulations, the number of products sold or the type of measures to be taken, which could lead to the need to adjust the accruals set up. No assurance can be given that the actual expenses will not exceed existing accruals by a foreseeable amount. However, although actual expenses in the reporting period in which any such adjustments might be made could have a material effect on Continental's results, based on the existing accruals, the possible obligations will not, in our opinion, have a material effect on the Corporation's overall net assets.

In 2002, expenses for operating leases and rental agreements amounted to € 125.8 million (2001: € 149.9 million).

Future payments related to operating leases and rental agreements with an original or remaining term of more than one year on December 31, 2002 for which the Corporation is not the economic owner and the related assets are therefore not recorded as fixed assets amount to:

Leasing and rental agreements in millions of €	*2003*	*2004*	*2005*	*2006*	*2007*	*thereafter*
	101.5	79.4	64.8	51.0	40.0	197.1

Open purchase commitments for property, plant and equipment amounted to € 138.7 million.

25 | Financial Instruments

a) Interest rate and currency management | Currency forwards, currency swaps and currency options are actively used to manage currency exposure. Currency exposure is defined as net cash flows per currency on a rolling 12-month basis. The maturities of these hedges do not normally exceed twelve months.

The Continental Corporation's interest management activities make use in particular of forward rate agreements, interest rate futures, interest rate swaps, interest rate/currency swaps and interest rate options. They are used to hedge interest rate risks and to optimize financing costs.

b) Notional amounts, fair value and counterparty risk | The notional amounts of derivatives listed below do not represent the payments agreed by the contracting parties. Rather, they are used as a basis for measuring payment and are therefore not an indication of the risk to which Continental is exposed. The actual payment flows take account of exchange rates, interest rates and other conditions.

The changes in market value of currency forwards are calculated on the basis of the applicable spot exchange rates at the balance sheet date as well as of the forward premiums and discounts compared with the contracted forward exchange rates. For interest rate swaps, the future cash flows are discounted at the balance sheet date using the market interest rates that apply to the remainder of the contracts. Values determined at the balance sheet date may differ significantly from the values subsequently realized on the market.

In the case of effective hedges, Continental applies hedge accounting as specified by FAS 133. In the case of cash flow hedges, changes in the market value of the derivatives are taken directly to other comprehensive income until the hedged item is recognized in income. This affects six interest rate swaps and interest rate/currency swaps with a market value totaling € -31.0 million at the balance sheet date, which were used to hedge interest and exchange rate risks from issued bonds.

The Corporation does not hold any embedded derivative instruments which require separate accounting, such as contractual payment agreements in currencies not usually traded in.

The market value of derivatives accounted for as other comprehensive income changed as follows:

in millions of €	1/1/2002	Additions	Release	FX	12/31/2002
Market value of cash flow hedges	- 28.1	- 11.8	4.8	4.1	- 31.0
Deferred taxes	9.9	4.1	- 1.7	- 1.5	10.8
Other comprehensive income	- 18.2	- 7.7	3.1	2.6	- 20.2

The notional amounts and market values of all derivatives at the balance sheet date amount to:

in millions of €	12/31/2002		12/31/2001	
	Notional amount	Market value	Notional amount	Market value
Currency forwards	188.3	- 0.7	185.0	- 0.9
Interest rate swaps	42.2	- 5.5	49.9	- 2.1
Interest rate/currency swaps	550.0	- 2.5	575.9	- 100.0

The currency hedges that existed on December 31, 2002, were concluded in the last quarter of the year.

The Corporation is exposed to counterparty risks from the breach of contractual obligations. Our contract partners are generally prime-rated domestic and international banks. The monitoring of their creditworthiness includes published counterparty ratings. Continental is not exposed to any substantial risks in relation to its dependence on individual counterparties. The general counterparty risks from the derivatives used are not deemed to be significant.

26 | Segment Reporting

Continental Tire North America, which was independently managed until the end of 2001, was integrated in January 2002 into the newly wordwide operating Passenger Tires and Commercial Vehicle Tires divisions. The goal of this reorganization was to increase efficiency and speed up internal processes, as well as to improve contact with our global customers. The segment report was therefore adjusted to take account of this new structure.

The internal organizational structure of the Corporation is described below:

Continental Automotive Systems | The Continental Automotive Systems division principally comprises Continental Teves and Continental Temic. It develops and manufactures electronic and hydraulic brake systems, adaptive cruise control systems, as well as air suspension and sensor systems.

Passenger Tires | The Passenger Tires division produces and distributes tires for passenger vehicles and the two-wheel (motorbike and bicycle) business. This segment also runs the Corporation's own tire dealer companies.

Commercial Vehicle Tires | The Commercial Vehicle Tires division is responsible for the production and distribution of tires for trucks, pick-ups, industrial, agricultural and off-road vehicles.

ContiTech | The ContiTech division is organized into eight global units which are principally active in the automobile industry, the rail and printing industries and in mechanical and equipment engineering.

Other | This comprises directly managed subsidiaries and affiliates, such as holding, financing and insurance companies. The segment also includes the holding function of Continental Aktiengesellschaft and consolidating sales eliminations.

The internal steering and reporting within the Continental Corporation is based on United States Generally Accepted Accounting Principles (US GAAP) as described in Note 1. The Corporation measures the success of its segments on the basis of their operating result (EBITA) and the return on capital employed (ROCE), which is expressed in the form of EBITA as a percentage of operating assets.

Inter-segment sales and revenue are at arm's-length prices.

Sales are allocated geographically according to the region in which the sold product is delivered.

in millions of €	Continental Automotive Systems	Passenger Tires	Commercial Vehicle Tires	ContiTech	Other[3]	Continental Corporation
2002						
Sales	4,568.3	3,777.5	1,310.9	1,764.3	- 12.7	11,408.3
EBITA	311.9	184.6	92.9	141.5	- 36.6	694.3
as % of sales	6.8	4.9	7.1	8.0	–	6.1
Capital expenditure[1]	249.6	223.6	60.7	78.9	7.2	620.0
as % of sales	5.5	5.9	4.6	4.5	–	5.4
Amortization and depreciation[2]	228.2	277.0	89.3	74.6	2.0	671.1
thereof impairment	–	58.5	14.9	–	–	73.4
Operating assets	2,912.7	2,361.8	910.3	807.7	21.6	7,014.1
ROCE in %	10.7	7.8	10.2	17.5	–	9.9
Number of employees at Dec. 31	19,129	21,094	9,094	14,874	188	64,379
2001						
Sales	3,985.7	4,016.5	1,319.9	1,768.1	143.1	11,233.3
EBITA	184.9	- 143.1	- 89.7	122.0	- 41.3	32.8
as % of sales	4.6	- 3.6	- 6.8	6.9	–	0.3
Capital expenditure[1]	253.7	308.1	89.5	82.8	6.7	740.8
as % of sales	6.4	7.7	6.8	4.7	–	6.6
Amortization and depreciation[2]	192.6	416.0	107.5	79.9	2.6	798.6
thereof impairment	0.3	177.0	23.6	1.6	–	202.5
Operating assets	3,053.8	2,658.9	1,002.4	840.3	49.6	7,605.0
ROCE in %	6.1	- 5.4	- 8.9	14.5	–	0.4
Number of employees at Dec. 31	18,480	22,607	9,032	15,025	149	65,293

[1] Capital expenditure on property, plant and equipment and software

[2] Including amortization of investments. Not including regular goodwill amortization, in 2001: € 82.2 million for CAS, € 8.9 million for Passenger Tires, € 3.5 million for Commercial Vehicle Tires, € 2.0 million for CT, and € 96.6 million for the Corporation

[3] Elimination of intercompany sales € - 12.7 million (2001: € - 19.9 million) and incidental revenues of € 163.0 million in 2001.

Reconciliation of EBITA to consolidated net income/net loss for the year

in millions of €	2002	2001
Continental Automotive Systems	311.9	184.9
Passenger Tires	184.6	- 143.1
Commercial Vehicle Tires	92.9	- 89.7
ContiTech	141.5	122.0
Other	- 36.6	- 41.3
Consolidated EBITA	694.3	32.8
Goodwill amortization (excl. impairment)	–	- 96.6
Consolidated EBIT	694.3	- 63.8
Net interest expense	- 164.5	- 182.0
Income taxes	- 289.8	- 57.3
Minority interests	- 14.0	51.4
Cumulative change in accounting principles	–	- 5.9
Consolidated net income/net loss	226.0	- 257.6

Pro forma figures for the first-time adoption of FAS 142

Consolidated net income/net loss	226.0	- 257.6
Goodwill amortization (excl. impairment) less deferred taxes	–	79.5
Consolidated net income/net loss before goodwill amortization	226.0	- 178.1
Earnings per share before goodwill amortization	1.75	- 1.42
Earnings per share before goodwill amortization (fully diluted)	1.66	- 1.42

27 | Data by Region

in millions of €	Germany	Rest of Europe	North America	Other countries	Continental Corporation
2002 sales	3,605.8	3,850.5	2,950.8	1,001.2	11,408.3
2001 sales	3,326.8	4,000.3	2,961.8	944.4	11,233.3
Number of employees at 12/31/2002	27,128	21,771	10,873	4,098	63,870
Number of employees at 12/31/2001	27,784	22,757	10,264	4,488	65,293

28 | Earnings/Loss per Share

The key figures for earnings per share are shown below:

in millions of €/millions of shares	2002	2001
Consolidated net income/net loss	226.0	- 257.6
Weighted average number of shares issued	129.2	125.8
Basic earnings per share	1.75	- 2.05
Consolidated net income/net loss	226.0	- 257.6
Interest expense for convertible bonds and bonds with warrants, net of taxes	5.0	–
Diluted net income/net loss	231.0	- 257.6
Weighted average number of shares issued	129.2	125.8
Dilution effect from the potential conversion of options	9.7	–
Diluted weighted average number of shares	138.9	125.8
Fully diluted earnings per share	1.66	- 2.05

Without the cumulative change in accounting principles resulting from the first-time adoption of FAS 133 in 2001, earnings per share in that year would have been € - 2.00 (fully diluted: € - 2.00).

29 | German Corporate Governance Code/Declaration in Accordance with Section 161 AktG

The declaration required in accordance with section 161 of the Aktiengesetz (German Stock Corporation Act) was issued by the Executive Board and the Supervisory Board andmade available to our shareholders on our website under www.conti-online.com.

Contents

FURTHER INFORMATION

Mastering vehicle dynamics and increasing comfort. This is what our in-depth expertise and our products and services are geared towards achieving. We make individual mobility safer and more comfortable.



MOBILITY | MEETING HIGH DEMANDS.



CORPORATE GOVERNANCE

Good corporate governance has traditionally been an important component of our corporate philosophy. We understand it as the transparent and responsible management and monitoring of the Company and Corporation aimed at adding value. Transparent management increases the confidence of investors, customers, employees and the public. The Supervisory Board and the Executive Board therefore welcome the adoption of the German Corporate Governance Code. Thanks to its concise presentation of the basic statutory requirements, it promotes an understanding of the structure of corporate governance in a German corporation and supports the process of adaptation to international standards with its recommendations and suggestions.

A comparison with our Articles of Incorporation, the By-Laws of the Supervisory Board and of the Executive Board, other internal regulations and management practice established broad conformity with the German Corporate Governance Code. In order to document this externally, and in addition to resolving specific alterations to our rules and regulations, the Supervisory Board and the Executive Board resolved the "Corporate Governance Principles of Continental AG", which closely follow the Code. This document has been published on the Internet under www.conti-online.com. Together with our Basics, which already documented our corporate goals and guidelines, and our Code of Conduct, these principles are binding on the Supervisory Board, the Executive Board and all of our employees.

On the basis of the resolutions passed by the Supervisory Board and the Executive Board, the Company issued its first declaration in accordance with section 161 AktG (German Stock Corporation Act), which was also made available to shareholders on the Internet. With respect to the recommendations of the "Government Commission on the German Corporate Governance Code" published by the German Federal Ministry of Justice in the official part of the electronic Federal Gazette (Bundesanzeiger) on November 26, 2002 (version dated November 7, 2002), only the following deviations were noted:

- To date, the Company has only provided for the possibility of appointing a representative to exercise shareholders' voting rights in accordance with their instructions during the Annual Shareholders' Meeting (in contrast to section 2.3.3, sentence 3 of the Code). In the meantime, it has been decided to offer a proxy service in the form of a representative provided by the Company to exercise shareholders' voting rights in accordance with their instructions at the coming Annual Shareholders' Meeting on May 23, 2003. Information on this service will be provided together with the invitation.

- To date, membership and chairmanship of Supervisory Board committees have not been taken into consideration when determining the compensation of members of the Supervisory Board (in contrast to section 5.4.5 (1) sentence 3 of the Code). The management will therefore propose an alteration to the Articles of Incorporation to recognize these functions for compensation purposes in line with this recommendation of the Code, to the Annual Shareholders' Meeting on May 23, 2003.

- The consolidated financial statements 2002 were not made available to the public within 90 days of the end of the fiscal year (in contrast to section 7.1.2, sentence 2, half-sentence 1 of the Code). It was not possible to observe this recommendation due to existing scheduling. However, the Company does intend to observe this period when publishing the consolidated financial statements 2003.

We have already implemented several suggestions made by the Code (i.e. provisions for which no disclosure is necessary if not adhered to). In addition, the management will, for example, propose to the Annual Shareholders' Meeting on May 23, 2003 that the Articles of Incorporation be altered in such a way as to make it possible to transmit the Annual Shareholders' Meeting via communication media such as the Internet in future.

As part of its discussions on corporate governance, the Supervisory Board resolved to establish an Audit Committee, which has since begun its work. Two shareholder representatives and two employee representatives sit on this committee. The By-Laws of the Supervisory Board state that neither the Chairman of the Supervisory Board nor a former member of the Executive Board may chair the Audit Committee. The tasks of the Audit Committee comprise the preliminary examination of the annual financial statements, the management report and the proposal for the appropriation of the Company's net income, the consolidated financial statements and the group management report as well as the risk management system. The Audit Committee's report to the Supervisory Board forms the basis for discussion and decision-making by the Supervisory Board in accordance with section 171 (1) AktG. In addition, the Audit Committee is responsible for preparing the Supervisory Board's proposal to the Annual Shareholders' Meeting on the appointment of the auditor and for commissioning the auditor appointed by the Annual Shareholders' Meeting.

DEAR SHAREHOLDERS,

The Supervisory Board of Continental AG regularly monitored the work of the Executive Board and the Company's management in fiscal year 2002 and provided advice where appropriate. This work was based on the regular, up-to-date and comprehensive reports provided by the Executive Board on strategy, developments and important business transactions at both Company and Corporation level, as well as on the opportunities and risks connected with these. These were supplemented by information provided and discussions held in the meetings of the Supervisory Board, the sessions of the Chairman's Committee and separate discussions. The members of the Supervisory Board were also regularly available for consultation by the Executive Board outside the meetings. In addition, the Chairman of the Supervisory Board and the Chairman of the Executive Board were in regular contact and exchanged information and ideas.

The Supervisory Board held four regular meetings in the year under review. No member missed more than half of these meetings. The Chairman's Committee, whose members include the Chairman and the Deputy Chairman of the Supervisory Board, Mr. Richard Köhler, as well as Dr. Ulrich Weiss and Mr. H. Peter Hüttenmeister, met three times. The Permanent Committee required under section 27 (3) of the Mitbestimmungsgesetz (German Co-determination Act) was not obliged to meet during the past fiscal year. The Supervisory Board formed an Audit Committee by way of a resolution passed on May 29, 2002. This Committee comprises an equal number of representatives of shareholder and employee representatives, with Dr. Bernd W. Voss (Chairman) and Dr. Hubertus von Grünberg as the shareholder representatives, and Mr. Michael Deister and Mr. Richard Köhler as the employee representatives, and held one meeting in the year under review. The duties of this Audit Committee are set out in more detail in the "Corporate Governance" section of this annual report (page 96). No other committees exist.

As well as the discussions covering topics like Corporate strategy and the personnel development concept, one important focus of the work of the Supervisory Board in fiscal year 2002 was the resolution to acquire an interest in the tire business of Sime Darby Berhad, Malaysia, which will give the Company improved access to the Southeast Asian region. Another key focus of reporting and discussions in the Supervisory Board was the development of the tire business in North America.

In the meeting of the Supervisory Board held on May 29, 2002, the implementation of the German Corporate Governance Code was dealt with in detail. The Supervisory Board passed the Corporate Governance Principles for Continental AG, which are based closely on the Code, and amended its By-Laws accordingly. In addition, the Audit Committee was set up. In accordance with these decisions, the first declaration was made in line with section 161 of the Aktiengesetz (AktG - German Stock Corporation Act) and was made available to shareholders on the Internet.

The discussions held by the Supervisory Board as a whole regularly covered ongoing detailed information on sales, earnings and employment developments at Corporation and segment level and the Company's financial situation. Where business developments deviated from the Company's plans and defined targets, these were also discussed. In the meeting in December 2002, the Supervisory Board discussed the financial and investment planning for the fiscal year 2003 and the long-term planning to 2005. It also approved the budget for 2003.

The annual financial statements for 2002 prepared by the Executive Board and the management report for Continental Aktiengesellschaft, including the bookkeeping and the risk early warning system, were audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Hanover. An unqualified audit opinion was granted. The consolidated financial statements of Continental Aktiengesellschaft were prepared in accordance with US Generally Accepted Accounting Principles (US GAAP) and were supplemented by a group management report and additional notes in accordance with section 292a HGB (German Commercial Code), which releases the Company from the obligation to prepare consolidated financial statements under German law. The consolidated financial statements according to US GAAP and the group management report that have been submitted were also issued with an unqualified audit opinion.

With regard to the risk early warning system, the auditor has declared that the Executive Board has taken the measures required under section 91 (2) of the AktG and that the Company's risk early warning system is suited to recognize risks that could threaten the continued existence of the Company.

The documents relating to the annual financial statements and the audit reports were discussed with the Executive Board and the auditor in the Audit Committee meeting on March 31, 2003. In addition, they were discussed at length at a preliminary meeting with the auditor on April 3, 2003 and at the meeting of the Supervisory Board on April 4, 2003. All Supervisory Board members received the documents in due time prior to this meeting. The auditor was present at the meetings to discuss the annual financial statements and the consolidated financial statements. He reported on the key findings of the audit and was available to provide supplementary information to the Supervisory Board.

The Supervisory Board endorsed the results of the audit by the auditor on the basis of its own examination of the annual financial statements, the consolidated financial statements, the management report, the group management report, and the proposal for the appropriation of net income, as well as on the basis of the Audit Committee's report and recommendation. No objections were made. The Supervisory Board approved the annual financial statements and the consolidated annual statements. The annual financial statements are thereby adopted. The Supervisory Board has approved the proposal for the appropriation of net income made by the Executive Board.

A number of changes occurred in the Supervisory and Executive Boards in the period under review. Dr. Giuseppe Vita resigned from the Supervisory Board, of which he has been a member since 1991, on June 30, 2002. Mr. Walter Flecken, member of the Management Board, Region North of Deutsche Bank AG, appointed by the Annual Shareholders' Meeting as substitute, succeeded him. Following the resignation of Mr. Flecken on January 20, 2003, the Hanover Municipal Court appointed Mr. Jan P. Oosterveld, member of the Group Management Committee of Royal Philips N.V., Amsterdam, The Netherlands, to the Supervisory Board on January 22, 2003, in accordance with section 104 of the AktG. The Supervisory Board will propose to the Annual Shareholders' Meeting on May 23, 2003 that the appointment of Mr. Oosterveld be confirmed. Prof. Dr. Rainer Stark, the senior management representative on the Supervisory Board, retired on February 28, 2003 and, as such, resigned from his position on the Supervisory Board. Dr. Thorsten Reese, Head of Corporate Quality and Environment, was appointed as his successor by the Hanover Municipal Court on March 3, 2003. The Supervisory Board would like to thank Dr. Vita, Prof. Stark and Mr. Flecken for their contributions to the success of the Company.

Mr. Bernd Frangenberg, a member of the Executive Board, retired on March 31, 2002. The Supervisory Board would like to thank Mr. Frangenberg for his long and successful commitment to Continental. The Supervisory Board appointed Dr. Alan Hippe to the Executive Board with effect from June 1, 2002. He is responsible for Finance, Controlling and Law. On December 31, 2002, Klaus Friedland, Executive Board member responsible for Human Resources and Director of Labor Relations, resigned from the Company's Executive Board at his own request and by mutual consent, in order to take over other professional tasks. The Supervisory Board would like to thank Mr. Friedland for the major contribution which he has made to the success of the Company over the years. The Supervisory Board temporarily appointed Mr. Manfred Wennemer Director of Labor Relations in addition to his existing functions as of January 1, 2003. Mr. Thomas Sattelberger has been appointed to the Executive Board in the meantime. He will be responsible for personnel issues and take over the position of Director of Labor Relations with effect from July 1, 2003. The Supervisory Board appointed Mr. Martien de Louw to the Executive Board with effect from February 1, 2003. He took over the responsibility for Passenger Tires, previously managed by Mr. Manfred Wennemer.

The Supervisory Board would like to thank the Executive Board, all employees and the employee representatives for their conscientious work and high level of commitment. It would also like to thank Continental's shareholders for their confidence in the Company.

Hanover, April 2003
For the Supervisory Board



Dr. Hubertus von Grünberg
Chairman



Dr. Hubertus von Grünberg,
Chairman of the Supervisory Board

THE SUPERVISORY BOARD

Members of the Supervisory Board of Continental AG

Memberships of other statutory Supervisory Boards and in comparable controlling bodies of companies in Germany and abroad in accordance with Section 285 no. 10 HGB (German Commercial Code):

Dr. Hubertus von Grünberg | Chairman
Member of various Supervisory Boards
Allianz Versicherungs-AG, Munich, Germany | Deutsche Telekom AG, Bonn, Germany | MAN Aktiengesellschaft, Munich, Germany | SAI Automotive AG, Frankfurt/Main, Germany (since August 2002) | Schindler Holding AG, Hergiswil, Switzerland

Richard Köhler* | Deputy Chairman
Chairman of the Corporate Employee Council, Deputy Chairman of the Employee Council for the Korbach Plant and Chairman of the European Employee Council

Heidemarie Aschermann* | Member of the Employee Council for the Northeim Plant

Dr. h.c. Manfred Bodin | Chairman of the Executive Board Norddeutsche Landesbank Girozentrale
Bankgesellschaft Berlin AG, Berlin, Germany | Berlin-Hannoversche Hypothekenbank AG, Hanover-Berlin, Germany | CeWe Color Holding AG, Oldenburg, Germany | Dragoco Gerberding & Co. AG, Holzminden, Germany (until October 2002) | MHB Mitteleuropäische Handelsbank AG Deutsch-Polnische Bank, Frankfurt/Main, Germany | Nordland Papier AG, Doerpen, Germany (until June 2002) | Bremer Landesbank Kreditanstalt Oldenburg – Girozentrale – Bremen, Germany** | DekaBank Deutsche Kommunalbank, Frankfurt/Main, Germany | LBS Norddeutsche Landesbausparkasse, Berlin-Hannover, Hanover/Berlin, Germany (Chairman)** | LHI Leasing GmbH, Munich, Germany (Chairman) | NORD CON Asset Management Holding GmbH, Berlin, Germany (Chairman)** | NORD/LB Luxembourg S.A., Luxembourg (Chairman)** | Skandifinanz AG, Zurich, Switzerland** | Provinzial Lebensversicherung Hannover, Hanover, Germany

Dr. Diethart Breipohl | Member of various Supervisory Boards
Allianz AG, Munich, Germany | Bayerische Hypo- und Vereinsbank AG, Munich, Germany (until May 2002) | Beiersdorf AG, Hamburg, Germany | KarstadtQuelle AG, Essen, Germany | KM Europa Metal AG, Osnabrueck, Germany (Chairman) | mg technologies ag, Frankfurt/Main, Germany | Banco Popular Español, Madrid, Spain | BPI Banco Portugues de Investimento, Porto, Portugal | Crédit Lyonnais, Paris, France | EULER & Hermes, Paris, France (since April 2002) | Les Assurances Générales de France (AGF), Paris, France

Prof. Dr.-Ing. E.h. Werner Breitschwerdt | Consultant
active-film.com AG, Frankfurt/Main, Germany (until July 2002) | Dornier GmbH, Friedrichshafen, Germany | Ed. Züblin AG, Stuttgart, Germany | MTU Motoren- und Turbinen-Union Friedrichshafen GmbH, Friedrichshafen, Germany | DaimlerChrysler of South Africa (Pty.) Ltd., Pretoria, South Africa | Mercedes-Benz USA, Montvale, USA

Michael Deister* | Deputy Chairman of the Employee Council for the Stöcken Plant

Walter Flecken | Member of the Management Board, Region North of Deutsche Bank AG
Member of the Supervisory Board of Continental AG (from June 30, 2002 to January 20, 2003)

Dr. Michael Frenzel | Chairman of the Executive Board TUI AG
AXA Konzern AG, Cologne, Germany | Deutsche Bahn AG, Berlin, Germany (Chairman) | Deutsche Hypothekenbank AG, Hanover, Germany (until May 2002) | E.ON Energie AG, Munich, Germany | Hapag-Lloyd AG, Hamburg, Germany (Chairman)** | Hapag-Lloyd Flug GmbH, Hanover, Germany (Chairman)** | ING BHF Bank AG, Frankfurt/Main, Germany (since June 2002) | ING BHF Holding AG, Frankfurt/Main, Germany (since June 2002) | TUI Deutschland GmbH, Hanover, Germany (Chairman)** | Volkswagen AG, Wolfsburg, Germany | Norddeutsche Landesbank, Hannover, Germany | Preussag North America, Inc, Greenwich, USA (Chairman)**

Prof. Dr.-Ing. E.h. Hans-Olaf Henkel | President of the Leibniz Association
Bayer AG, Leverkusen, Germany (since May 2002) | European Aeronautics and Defense Systems AG, Munich, Germany | econia AG, Cologne, Germany (until September 2002) | IBM Deutschland GmbH, Berlin, Germany (until September 2002) | Deutsche Industriebank AG (IKB), Dusseldorf, Germany | SMS AG, Dusseldorf, Germany | ETF, Massagno, Switzerland | Orange SA, Paris, France | Ringier AG, Zofingen, Switzerland

Karl-Heinz Hilker* | Electrician
Former Chairman of the Employee Council for the Vahrenwald Plant and Deputy Chairman of the Joint Employee Council

H. Peter Hüttenmeister* | Northern Region Manager, IG Bergbau, Chemie, Energie (Union of Mining, Chemical, Energy Industries)
DuPont Performance Coatings GmbH & Co. KG., Wuppertal, Germany | Mitteldeutsche Sanierungs- und Entsorgungsgesellschaft GmbH (MDSE), Bitterfeld, Germany

Gerhard Knuth* | Chairman of the Joint Employee Council of Continental Teves AG & Co. oHG

Hartmut Meine* | Hanover District Manager IG Metall (German Metalworkers' Union) for Lower Saxony and Saxony-Anhalt
KM Europa Metal AG, Osnabruck, Germany

Werner Mierswa* | Commercial Employee
Former Chairman of the Joint Employee Council and of the Employee Council for Continental's Headquarters

Jan P. Oosterveld | Member of the Group Management Committee Royal Philips Electronics N.V.
LG.Philips LCD Co., Ltd., Seoul, Korea (Chairman) | LG.Philips Display Holding BV, Eindhoven, Netherlands | Philips Venture Capital Fund B.V., Eindhoven, Netherlands** | Philips Electronics China B.V., Eindhoven, Netherlands**
Member of the Supervisory Board of Continental AG (since January 22, 2003)

Dr. Thorsten Reese* | Head of Corporate Quality and Environment
Member of the Supervisory Board of Continental AG (since March 3, 2003)

Prof. Dr. Rainer Stark* | Head of Quality and Environmental Projects
Member of the Supervisory Board of Continental AG (until February 28, 2003)

Fred G. Steingraber | Chairman Board Advisors, USA Retired Chairman and CEO A.T. Kearney, USA
John Hancock Financial Trends Fund, Boston, Massachusetts, USA | Maytag Corporation, Newton, Iowa, USA | 3i plc, London, UK

Dirk Sumpf* | Trade Union Secretary, IG Bergbau, Chemie, Energie (Union of Mining, Chemical and Energy Industries)
Wolff Walsrode AG, Walsrode, Germany (until April 2002)

Dr. Giuseppe Vita | Chairman of the Supervisory Board of Schering AG
Allianz Lebensversicherungs-AG, Stuttgart, Germany | Axel Springer Verlag AG, Berlin, Germany | Berliner Kraft- und Licht (BEWAG) AG, Berlin, Germany | Degussa AG, Dusseldorf, Germany | Dussmann AG & Co,. KgaA, Berlin, Germany | HUGO BOSS AG, Metzingen, Germany (Chairman) | Deutsche Bank SpA, Milan, Italy (Chairman) | Riunione Adriatica di Sicurtà (RAS) S.p.A., Milan, Italy (Chairman)
Member of the Supervisory Board of Continental AG (until June 30, 2002)

Dr. Bernd W. Voss | Member of various Supervisory Boards
Allianz AG, Munich, Germany (since June 2002) | Dresdner Bank AG, Frankfurt/Main, Germany | E.ON AG, Dusseldorf, Germany | KarstadtQuelle AG, Essen, Germany | Oldenburgische Landesbank AG, Oldenburg, Germany, (Chairman) (until May 2002) | TUI AG, Hanover, Germany | Quelle AG, Fuerth, Germany | Volkswagen AG, Wolfsburg, Germany (until April 2002) | Wacker Chemie GmbH, Munich, Germany | ABB Ltd., Zurich, Switzerland | Bankhaus Reuschel & Co., Munich, Germany (Chairman)

Dr. Ulrich Weiss | Member of various Supervisory Boards
ABB AG, Mannheim, Germany | BEGO Medical AG, Bremen, Germany | Heidelberger Zement AG, Heidelberg, Germany | O&K Orenstein & Koppel AG, Berlin, Germany (Chairman) | Sudzucker AG, Mannheim, Germany | Benetton Group S.p.A., Ponzano, Treviso, Italy | Ducati Motor Holding S.p.A., Bologna, Italy | Piaggio Holding S.p.A., Pontedera, Italy

* Employee representatives
** Consolidated companies pursuant to section 100 subsection 2 AktG (German Stock Corporation Law)

THE EXECUTIVE BOARD

Members of the Executive Board of Continental AG

List of the positions held by current and former Executive Board members on statutory Supervisory Boards and on comparable controlling bodies of companies in Germany and abroad in accordance with section 285 no. 10 HGB (German Commercial Code):

Manfred Wennemer | Chairman
Passenger Tires (until January 31, 2003)
ContiTech
Director of Labor Relations, Personnel
(since January 1, 2003)
Frankfurter Versicherungs-Aktiengesellschaft, Frankfurt/Main, Germany (since June 2002) | Benecke-Kaliko AG, Hanover, Germany (Chairman)* | Conti Temic microelectronic GmbH, Nuremberg, Germany* | Continental Teves, Inc., Wilmington, USA* | Continental Tire North America, Inc., Charlotte, USA* | ContiTech AGES SpA, Santena, Italy (President)* | ContiTech Antriebssysteme GmbH, Hanover, Germany* | ContiTech Schlauch GmbH, Hanover, Germany* | ContiTech Techno-Chemie GmbH, Karben, Germany* | ContiTech Transportbandsysteme GmbH, Hanover, Germany* | ContiTech Vibration Control GmbH, Hanover, Germany* | ContiTech North America, Inc., Wilmington, USA* | Temic Automotive of North America, Inc., Auburn Hills, USA*

Dr. Wolfgang Ziebart | Deputy Chairman
Continental Automotive Systems
SupplyOn AG, Gerlingen-Schillerhöhe, Germany | Conti Temic microelectronic GmbH, Nuremberg, Germany (Chairman)* | Continental Teves, Inc., Wilmington, USA* | Temic Automotive of North America, Inc., Auburn Hills, USA*

Bernd Frangenberg | Continental Tire North America, Inc.
(until March 31, 2002)
Compania Hulera Euzkadi S.A. de C.V., Anahuac, Mexico* | Consortio Mercantil Exportador S.A. de C.V., Anahuac, Mexico* | Continental Automotive Licensing Corp., Charlotte, USA* | Continental Products Corporation, Charlotte, USA* | Continental Tire de Mexico S.A. de C.V., Anahuac, Mexico* | Continental Tire North America, Inc., Charlotte, USA* | CTNA Holding Corp., Charlotte, USA* | DynaGen, Inc., Charlotte, USA* | Englewood Services, Inc., Charlotte, USA* | General Tire de Mexico S.A. de C.V., Anahuac, Mexico* | General Tire International Company, Charlotte, USA* | General Tire Realty Co., Charlotte, USA* (all until March 31, 2002)

Klaus Friedland | Finance,
Controlling and Law (until May 31, 2002)
Director of Labor Relations, Personnel
(until December 31, 2002)
Continental Automotive, Inc., Wilmington, USA* | Continental Rubber of America, Corp., Wilmington, USA* | Continental Teves, Inc., Wilmington, USA* | Continental Tire North America, Inc., Charlotte, USA* | ContiTech North America, Inc., Wilmington, USA* | Semperit Reifen Gesellschaft m.b.H., Traiskirchen, Austria* | Temic Automotive of North America, Inc., Auburn Hills, USA* | (all until December 31, 2002)

Dr. Alan Hippe | Finance, Controlling and Law
(since June 1, 2002)
Continental Automotive, Inc., Wilmington, USA* | Continental Rubber of America, Corp., Wilmington, USA* | Continental Teves, Inc., Wilmington, USA* | Continental Tire North America, Inc., Charlotte, USA* | ContiTech North America, Inc., Wilmington, USA* | Temic Automotive of North America, Inc., Auburn Hills, USA*
(all since January 1, 2003)

Martien de Louw | Passenger Tires (since February 1, 2003)

Dr. Hans-Joachim Nikolin | Commercial Vehicle Tires,
Corporate Quality and Environment
Continental Tire North America, Inc., Charlotte, USA* | Continental Tyre South Africa (PTY) Limited, Port Elizabeth, South Africa* | Drahtcord Saar GmbH & Co. KG, Merzig, Germany | Semperit Reifen Gesellschaft m.b.H., Traiskirchen, Austria (Chairman)* | KG Deutsche Gasrußwerke GmbH & Co., Dortmund, Germany | Modi Rubber Limited, New Delhi, India (until September 2002)

Manager with General Powers of Attorney

Werner P. Paschke | Controlling and Accounting

* Consolidated companies pursuant to section 100 subsection 2 AktG (German Stock Corporation Law)

SELECTED FINANCIAL TERMS

APBs | Accounting Principles Board Opinions. The accounting principles issued prior to the establishment of FASB, which are still applicable in some cases.

Asset Backed Securitization Program | Under such programs, trade receivables are pooled for each country and the pool sold to financing companies who refinance the deal by issuing commercial paper on the US capital market.

Deferred taxes | Income taxes to be paid by a company are computed on the basis of its taxable income. Where this income is different from that shown in the commercial accounts, taxes will be either too high or too low in relation to the published earnings. An accounting adjustment for deferred taxes is recorded to compensate for the difference in those cases in which it is clear that the valuation difference will be reversed in the course of time. A deferred tax liability is recorded if the tax expense in the published earnings is too low. According to US GAAP, in contrast to the German Commercial Code, a deferred tax asset is recorded if more tax has been paid than would be due on the basis of the published earnings. At the same time, impairment losses are only charged on deferred tax assets if they are unlikely to be realized.

Derivative financial instruments | These are transactions used to control interest rate and/or currency risks.

EBITA | EBIT before regular goodwill amortization.

EBIT | Earnings Before Interest and Taxes. In this report, we define EBIT as the result from operations, net of the net interest expense.

FASB | Financial Accounting Standards Board. The body that lays down the financial accounting standards for US GAAP.

Gearing ratio | The gearing ratio comprises the net indebtedness divided by shareholders' equity, expressed as a percentage.

Interest rate swap | An interest rate swap is the exchange of interest payments between two parties. For example, this allows variable interest to be exchanged for fixed interest, or vice versa.

Net indebtedness | Net indebtedness are calculated as the balance of interest-bearing liabilities carried on the balance sheet and available cash and cash equivalents.

Operating assets | Operating assets include the assets as reported in the balance sheet, excluding the effects from the sale of accounts receivable, cash and cash equivalents, deferred tax assets and income tax refunds receivable, less trade accounts payable.

Rating | Standardized indicator for the international finance markets that assesses and classifies the creditworthiness of a debtor. The classification is the result of an economic analysis of the debtor by specialist rating companies.

ROCE | (Return On Capital Employed). We define ROCE as the ratio of EBITA to operating assets.

SFAS | Statements of Financial Accounting Standards. The accounting standards or amendments issued by the FASB.

US GAAP | US Generally Accepted Accounting Principles.

FINANCIAL CALENDAR

2003

Financials press conference	April 8
Analyst conference	April 8
Interim report on first three months 2003	May 5
Annual Shareholders' Meeting	May 23
Interim report on first six months 2003	July 31
Interim report on first nine months 2003	October 29

2004

Financials press conference	March
Analyst conference	March
Interim report on first three months 2004	April
Annual Shareholders' Meeting	May 14
Interim report on first six months 2004	July
Interim report on first nine months 2004	October

INFORMATION

This Annual Report is also published in German and as a summary report. The financial statements of Continental Aktiengesellschaft are also available in English and German.

This information can be obtained from:

Continental AG
Corporate Communications
P.O. Box 169
30001 Hannover
Germany
Phone: +49 (0) 511 938-11 46
Fax: +49 (0) 511 938-10 55
e-mail: prkonzern@conti.de

The entire Annual Report and the interim reports are available on the Internet under www.conti-online.com

ACKNOWLEDGEMENTS

Published by
Continental Aktiengesellschaft, Hannover
Corporate Communications

Concept and design
Interbrand Zintzmeyer & Lux

Typesetting, printing, processing
Multicolor Print AG, Baar

Picture credits
Oliver [illegible], Duisburg
P. 8, 101
Stephan Knecht, Lengnau, Zürich
Cover, P. 4/5, 20/21, 64/65
Image editing
P. 12/13, 28/29, 36/37, 50-51
Prisma Dia, Zürich
P. 12/13, 28/29, 36/37, 50/51

CONTINENTAL CORPORATION TEN-YEAR REVIEW

		2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
Balance sheets											
Fixed assets and investments	€ million	4,549.2	4,862.8	4,387.9	4,220.6	3,999.3	1,797.7	1,797.3	1,781.9	1,843.3	1,949.8
Current assets	€ million	3,094.9	3,570.2	2,896.6	2,918.8	2,586.1	2,112.6	1,629.4	1,645.5	1,642.4	1,696.6
Other assets	€ million	553.0	561.6	330.7	264.4	180.3	-	-	-	-	-
Balance sheet total	€ million	8,197.1	8,994.6	7,615.2	7,403.8	6,765.7	3,910.3	3,426.7	3,427.4	3,485.7	3,646.4
Shareholders' equity[1]	€ million	1,715.2	1,546.7	1,844.1	1,760.6	1,329.1	1,232.3	816.7	764.2	756.6	780.2
Equity ratio	in %	20.9	17.2	24.2	23.8	19.6	31.5	23.8	22.3	21.7	21.4
Minority interests	€ million	92.2	101.4	145.7	142.4	174.5	149.5	134.5	102.7	100.1	88.5
Capital expenditure on property, plant and equipment	€ million	581.2	704.9	682.8	581.5	416.3	282.6	282.0	302.3	263.2	319.1
Net indebtedness	€ million	1,899.0	2,601.1	2,017.9	1,712.8	1,919.0	283.4	836.9	1,016.8	1,089.3	1,170.6
Gearing ratio	in %	110.7	168.2	109.4	97.3	144.4	23.0	102.5	133.1	144.0	150.0
Statements of income											
Sales	€ million	11,408.3	11,233.3	10,115.0	9,132.2	6,743.2	5,719.4	5,333.1	5,242.0	5,050.0	4,790.3
Share of foreign sales	in %	68.4	70.4	68.9	68.6	66.4	67.4	66.1	66.5	67.6	65.4
Cost of sales[1]	in %	78.2	82.8	75.6	74.5	70.0	67.9	69.4	69.9	70.0	70.1
Research and development costs[1]	in %	4.3	4.1	4.1	4.1	4.0	4.0	4.0	4.0	4.0	4.0
Selling expenses[1]	in %	6.4	6.3	11.1	11.6	14.4	16.0	15.8	15.6	16.3	16.7
Administrative expenses[1]	in %	3.9	3.9	3.8	3.9	4.7	5.3	5.5	5.7	6.2	6.2
EBITA	€ million	694.3	32.8	533.0	607.3	397.7	321.7	269.3	200.2	188.6	199.7
EBITA[1]	in %	6.1	0.3	5.3	6.7	5.9	5.6	5.0	3.8	3.7	4.2
Personnel expenses	€ million	2.650,2	2,867.8	2,580.8	2,387.7	1,937.1	1,751.5	1,672.2	1,673.9	1,669.4	1,683.7
Amortization and depreciation[2]	€ million	670.3	891.3	654.7	576.5	395.7	306.8	311.5	282.6	298.3	284.7
Cash flow	€ million	919.0	666.5	866.3	849.7	567.0	490.9	416.5	378.2	320.0	296.0
Consolidated net income/loss	€ million	226.0	- 257.6	204.7	234.7	138.2	164.5	98.4	79.4	36.2	33.3
Employees											
Annual average	in thousands	65.1	67.0	63.5	50.2	50.2	44.8	46.4	48.4	49.0	49.8

[1] As a % of sales; as of 2001, selling expenses comprise only the functional selling, and logistics costs, plus IT costs.

[2] Excluding write-downs on investments

The consolidated financial statements for the years before 1998 were prepared in accordance with the Handelsgesetzbuch (HGB - German Commercial Code); from 1999 onwards, they have been prepared in accordance with US GAAP.

Continental Aktiengesellschaft | P.O. Box 169 | 30001 Hanover | Germany
Phone +49 (0) 511 938-01 | Fax +49 (0) 511 938-817 70 | mailservice@conti.de | www.conti-online.com
Company address: Vahrenwalder Strasse 9 | 30165 Hanover | Germany

Continental is an Official Partner of the 2006 FIFA World Cup Germany™.


GERMANY
2006